Exhibit 99.2

EXECUTION VERSION

SALE AND PURCHASE AGREEMENT

BY AND AMONG

BEIFU FORTUNE INDUSTRIAL CO., LTD.

GREENTREE INNS HOTEL MANAGEMENT GROUP, INC.

and

GREENTREE HOSPITALITY GROUP LTD.

Dated as of May 16, 2022

TABLE OF CONTENTS

Schedules & Exhibits

Schedule A	–	Acquired Interests and Target Group Companies
Schedule B	–	Seller Closing Deliverables
Schedule C	–	Buyer Closing Deliverables
Schedule D	–	Required Approvals
Schedule E	–	Notices
Schedule F	–	Structure Chart after Restructuring
Schedule G	–	Specific Claims

Exhibit I	–	Form of Promissory Note

SALE AND PURCHASE AGREEMENT

This Sale and Purchase Agreement (this “Agreement”), dated as of May 16, 2022 (the “Signing Date”), is by and among BEIFU FORTUNE INDUSTRIAL CO., LTD., a company incorporated under the Laws of Hong Kong (the “Seller”), GREENTREE INNS HOTEL MANAGEMENT GROUP, INC., a company incorporated under the Laws of the Cayman Islands, the sole shareholder of the Seller (the “Seller Shareholder”) and GREENTREE HOSPITALITY GROUP LTD., a company incorporated under the Laws of the Cayman Islands (the “Buyer”). Each of the Seller, the Seller Shareholder and the Buyer is referred to individually herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, as at the Signing Date, each of the Cayman Seller and the Seller, each a wholly-owned subsidiary of the Seller Shareholder, is the sole legal and beneficial owner of the Cayman Acquired Interests and the HK Acquired Interests respectively, as described in Part III of Schedule A in this Agreement, and hold the Da Niang Business and the Bellagio Business respectively; and upon completion of the Restructuring and as at the Closing Date, Gen-Spring Limited, a company incorporated under the Laws of British Virgin Islands (the “New Target Company”) will be the beneficial owner of the Acquired Interests by way of being the sole legal and beneficial owner of the Cayman Acquired Interests and being the sole legal and beneficial owner of Gen-Discovery Industrial Co., Ltd., a company incorporated under the Laws of the Cayman Islands (the “New Cayman Sub”), which in turn will be the sole legal and beneficial owner of the HK Acquired Interests, and Seller will be the sole shareholder of the New Target Company;

WHEREAS, as at the Signing Date, an Inter-Company Accounts Settlement Agreement has been entered into by the Buyer, 上海常青藤信息技术有限公司, the Seller Shareholder, Getao Industrial (HK) Limited, the Cayman Seller, Beifu Joy Hong Kong Industrial Co., Limited, the PRC Seller and the Da Niang PRC Company, according to which, among other things, (i) the Cayman Seller has an outstanding account payable to the Buyer in the amount of the USD equivalent of RMB339,046,581 (the “Cayman Seller Payable”), and (ii) the Seller Shareholder has an outstanding account receivable from the Buyer in the amount of the USD equivalent of RMB4,356,211 (the “Seller Shareholder Receivable”);

WHEREAS, the Buyer desires to, by itself or via its designated Affiliates, purchase from the Seller, and the Seller desires to sell to the Buyer and/or its designated Affiliates, the Acquired Interests via transfer of all of the issued and outstanding share capital of the New Target Company (the “Target Interests”), and Parties desire to settle the Seller Shareholder Receivable, in each case, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the date hereof and concurrently with the execution and delivery of this Agreement, Parties are entering into a letter agreement relating to the future performance of the Target Group Companies and certain payment obligations in relation thereto (the “Supplemental Letter Agreement”); and

NOW THEREFORE, in consideration of the mutual agreements, covenants, representations, warranties and indemnities contained in this Agreement, Parties agree as follows:

Article I
Definitions

Section 1.1       Certain Defined Terms. For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Accounting Principles” shall mean PRC GAAP or such other accounting principles adopted by the Target Group Companies as approved by the Buyer.

“Acquired Interests” shall mean all of the equity interests in the Target Companies held by the Seller and the Cayman Seller as at the Signing Date that are set forth on Part III of Schedule A.

“Action” shall mean any action, suit, litigation, claim, arbitration, proceeding (including any bankruptcy, civil, criminal, administrative, environmental, investigative, voluntary or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, audit, examination, investigation, in each case, commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly Controls, is Controlled by, or is under common Control with such Person, and “Affiliates” and “Affiliated” shall have correlative meanings; provided that, unless otherwise expressly stated or the context otherwise requires, the term “Affiliate”, with respect to a natural Person, includes the Immediate Family Members of such Person and their respective Affiliates; provided further that, for purposes of this Agreement, unless otherwise expressly stated, neither the Buyer nor any of its Subsidiaries shall be deemed an Affiliate of the Seller, the Cayman Seller, the Seller Shareholder or, before Closing, the Target Group Companies, and none of the Seller Shareholder, the Seller, the Cayman Seller or any of their respective Subsidiaries (including the Target Group Companies before Closing) shall be deemed an Affiliate of the Buyer.

“Agreement” shall have the meaning set forth in the Preamble.

“Anti-Corruption Laws” shall mean any law of any jurisdiction in which the Target Group Companies performs business, or the United States of America, or the United Kingdom, including but not limited to the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, 2010, the Anti-Unfair Competition Law of the PRC, the Criminal Law of the PRC, the Prevention of Bribery Ordinance of Hong Kong, the Banking Ordinance of Hong Kong, the Independent Commission Against Corruption Ordinance of Hong Kong and all national and international laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Assets” shall have the meaning set forth in Section 3.16(a).

“Audited Financial Statements” shall have the meaning set forth in Section 3.7(a).

“Balance Sheets” shall have the meaning set forth in Section 3.7(a).

“Balance Sheet Date” shall mean December 31, 2020.

“Bellagio Business” shall mean the restaurant chain businesses operating under the brand name of “Bellagio (鹿港小镇)”.

“Benefit Plan” shall have the meaning set forth in Section 3.18(a).

“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in the PRC, Hong Kong, New York or Cayman Islands, the British Virgin Islands or any public holiday authorized by the State Council of PRC.

“Business IT” shall have the meaning set forth in Section 3.21(a)(i).

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Designee” shall have the meaning set forth in Section 13.3.

“Buyer Group” shall mean the Buyer and its Subsidiaries.

“Buyer Indemnitees” shall have the meaning set forth in Section 10.1(a).

“Buyer Representations” shall mean the representations and warranties given by the Buyer under Article IV.

“Cayman Acquired Interests” shall mean the Acquired Interests of the Cayman Target Company.

“Cayman Seller” shall mean Beifu Hong Kong Industrial Co., Ltd., a company incorporated under the Laws of Hong Kong, a direct wholly-owned Subsidiary of the Seller Shareholder.

“Cayman Seller Payable” shall have the meaning set forth in the Recitals.

“Cayman Target Company” shall mean the entity set forth under the title “Cayman Target Company” in Part I of Schedule A.

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall have the meaning set forth in Section 2.3.

“Closing Payment” shall have the meaning set forth in Section 2.2(a).

“Confidential Information” shall have the meaning set forth in Section 6.5(a).

“Consent Parties” shall mean the Persons from whom the relevant Required Approvals are to be sought, as set forth in Schedule D.

“Contract” shall mean any contract, agreement, lease, license, permit, note, bond, mortgage, indenture, franchise, purchase order or other binding commitment, instrument or obligation.

“Control” shall mean, (a) with respect to any Person (other than a natural Person), the direct or indirect (i) beneficial ownership of fifty percent (50%) or more of the voting power of such Person, (ii) right or power to appoint, or cause the appointment of, fifty percent (50%) or more of the members of the board of directors (or similar governing body) of such Person, or (iii) right or power to direct or cause the direction of the management and policies of such Person, and (b) with respect to any natural Person, the direct or indirect right or power to direct or cause the direction of the management and affairs of the business and assets of such natural Person. The terms “Controlled by” and “under common Control with” shall be interpreted accordingly.

“Da Niang Business” shall mean the restaurant chain businesses in China operating under the brand name of “Da Niang Dumplings (大娘水饺)”.

“Da Niang PRC Company” shall have the meaning set forth in Part II of Schedule A.

“Data” shall have the meaning set forth in Section 3.21(d).

“Deferred Purchase Price” shall have the meaning set forth in Section 2.2(a).

“Disclosure Schedule” shall have the meaning set forth in Section 6.7.

“Dispute” shall have the meaning set forth in Section 13.5(a).

“Encumbrance” shall mean any encumbrance, right, interest or restriction, including any mortgage, judgment lien, materialman’s lien, mechanic’s lien, other lien (statutory or otherwise), charge, security interest, pledge, hypothecation, encroachment, easement, title defect, title retention agreement, voting trust agreement, right of pre-emption, right of first refusal, claim, option, adverse interest or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing; “Encumber” shall be interpreted accordingly.

“Environmental Laws” shall mean the PRC Environment Protection Law (《中国人民共和国环境保护法》), PRC Environmental Impact Assessment Law (《中国人民共和国环境影响评价法》), PRC Water Pollution Prevention Law (《中华人民共和国水污染防治法》) and any other Law or Order relating to the prevention of harm to or protection of the environment, health or human safety, including (i) emissions, discharges, releases or threatened releases of any Hazardous Materials into land, soil, ambient air, water and atmosphere, (ii) the generation, treatment, storage, transportation, disposal or other handling of any Hazardous Materials, and (iii) the health and safety of persons (including employees) as such matters relate to Hazardous Materials.

“Financial Statements” shall have the meaning set forth in Section 3.7(a).

“Gorgeous Business” shall have the meaning set forth in Part II of Schedule A.

“Government Official” shall mean (a) officers, employees and other persons working in an official capacity on behalf of any branch of a government (e.g., legislative, executive, judicial, law, military or public institutions, including hospitals and universities) at any level (e.g., local, county, provincial or central) or any department or agency thereof, (b) political party officials and candidates for political office, (c) directors, officers and employees of wholly or partially state-owned, state-controlled or state-operated enterprises and (d) officers, employees and other persons working in an official capacity on behalf of any public international organization (e.g., United Nations or the World Bank.

“Governmental Authority” shall mean any nation or government or political subdivision thereof, national, provincial, local, municipal or regional, or any other governmental entity, any ministry, agency, commission, authority, department, division or instrumentality of any such government, political subdivision or other governmental entity, any court, arbitral tribunal or arbitrator, any self-regulatory organization, stock exchange or non-governmental regulating body, any public international organization and any company, business, enterprise or other entity owned or controlled by any such Governmental Authority.

“Group Benefit Plans” shall have the meaning set forth in Section 3.18(a).

“Group Company Leased Property” shall have the meaning set forth in Section 3.15(a)(ii).

“Group Company Owned Property” shall have the meaning set forth in Section 3.15(a)(i).

“Group Employees” shall have the meaning set forth in Section 3.20(a).

“Group Intellectual Property” shall have the meaning set forth in Section 3.14(a).

“Group Representative” shall mean any Target Group Company’s principals, owners, officers, directors, or agents, and other Representatives.

“Hazardous Materials” shall mean any material, substance or condition that is defined as “hazardous” by any Environmental Law or is subject to regulation under any Environmental Law, including all pollutants, contaminants, hazardous or special wastes, radioactive materials and any other infectious, carcinogenic, ignitable, corrosive, reactive, toxic, bio accumulative/persistent organic or otherwise hazardous substances or materials (whether solids, liquids or gases).

“HK Acquired Interests” shall mean the Acquired Interests of the HK Target Company.

“HK Target Company” shall mean the entity set forth under the title “HK Target Company” in Part I of Schedule A.

“HK Target Company Subsidiaries” shall mean the entities as set forth in Part II of Schedule A as Subsidiaries of the HK Target Company, and “HK Target Company Subsidiary” shall mean any of them.

“HKIAC” shall have the meaning set forth in Section 13.5(a).

“Immediate Family Member” shall mean, with respect to any natural person, (a) such person’s spouse, parents, children and grandchildren (in each case whether adoptive or biological), (b) spouses of such person’s children and grandchildren (in each case whether adoptive or biological) and (c) estates, trusts, partnerships and other estate planning entities established solely for such person.

“Indebtedness” means: (a) any indebtedness of any Target Group Company for borrowed money; (b) any Liabilities of any Target Group Company evidenced by bonds, indentures, debentures, notes, mortgages or other similar debt instruments or debt securities; (c) any indebtedness of any Target Group Company created or arising under any conditional sale or other title retention agreement with respect to assets or properties acquired by the Target Group Companies; (d) any indebtedness of any Target Group Company secured by a purchase money or other Encumbrance to secure all or part of the purchase price of the asset or property subject to such Encumbrance; (e) any Liabilities under leases which are or are required to be, in accordance with the Accounting Principles, recorded as capital leases in respect of which any Target Group Company is liable as lessee; (f) any Liabilities of any Target Group Company in respect of performance bonds, banker’s acceptances or letters of credit, to the extent drawn; (g) any Liabilities under any interest rate, currency, commodity or other hedging agreements, swap arrangements or similar transactions to which any Target Group Company is a party; (h) any amounts owing by any Target Group Company as deferred purchase price for assets, properties or services, including any seller notes, “earn-out” payments, purchase price adjustment payments and non-competition payments in connection with merger and acquisition transactions; (i) any debt or inventory financing, discounting or factoring or sale or loan arrangement of any Target Group Company the purpose of which is to raise money or provide finance or credit, (j) any interest, fees, premiums, prepayment penalties and other expenses (including breakage costs) owed by any Target Group Company with respect to any indebtedness or Liabilities of the type referred to above; and (j) any indebtedness or Liabilities of the type referred to above which is directly or indirectly guaranteed by any Target Group Company or which any Target Group Company has agreed (contingently or otherwise) to purchase, guarantee or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Indirect Transfer Guidance” means the State Administration of Taxation Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non Resident Enterprises (关于非居民企业间接转让财产企业所得税若干问题的公告) (Announcement [2015] No. 7), and any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

“Information Technology” shall have the meaning set forth in Section 3.21(a)(ii).

“Instrument of Transfer” shall have the meaning set forth in paragraph 1.a of Schedule B.

“Intellectual Property” shall mean (a) trademarks, service marks, domain names, trade dress, logos, trade names, corporate names and other identifiers of source or goodwill, including registrations and applications for registration thereof and including the goodwill of the business symbolized thereby or associated therewith, (b) mask works and copyrights, including copyrights in computer software, and registrations and applications for registration thereof, (c) patents, patent applications and statutory invention registrations, and (d) confidential and proprietary information, including trade secrets, know-how and invention rights.

“Intercompany Balances” shall mean the payables and receivables between any Target Group Company, on the one hand, and the Seller, the Seller Shareholder or any of their Affiliates (but in any event excluding the Target Group Companies), on the other hand.

“Interim Period” shall have the meaning set forth in Section 5.3.

“IP Agreement” shall mean (a) any license of Intellectual Property by any Target Group Company to any third party, (b) any license of Intellectual Property by any third party to any Target Group Company, and (c) any agreement between any Target Group Company and any third party relating to the development or use of Intellectual Property, the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to Internet web sites.

“Key Employees” shall have the meaning set forth in Section 3.20(a).

“Land and Property Certificate” shall mean, in respect of a Property, (i) the Land Certificate in respect of such Property, and (ii) the Property Certificate in respect of such Property.

“Land Certificate” in respect of a Property, shall mean the land use rights certificate issued by the applicable Governmental Authority in respect of such Property.

“Land Contract” in respect of a Property, shall mean any Contract relating to the grant of or transfer of the land-use rights of such Property.

“Land Holding Company” shall have the meaning set forth in Section 3.15(a)(i).

“Law” shall mean, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Liability” shall mean any debt, damage, adverse claim, fine, penalty, fee, expense, liability or obligation of any kind, whether direct or indirect, known or unknown, asserted or unasserted, accrued or unaccrued, absolute, contingent, matured or unmatured, liquidated or unliquidated, disputed or undisputed, due, to become due or reasonably likely to become due and whether in contract, tort, strict liability or otherwise.

“Licensed Intellectual Property” shall mean Intellectual Property licensed to any Target Group Company pursuant to an IP Agreement.

“Long Stop Date” shall mean December 31, 2022.

“Losses” shall mean any and all losses, damages, claims, suits, proceedings, liabilities, fees, costs and expenses (including settlement costs, interest, penalties, reasonable attorneys’ fees and any other reasonable legal costs and expenses for defense of any actions or threatened actions), and diminution of value of the Acquired Interests and the Properties.

“Material Adverse Effect” shall mean any event, occurrence, condition, circumstance, change or effect, that, individually or in the aggregate with all other events, occurrences, conditions, circumstances, changes or effects, is or is reasonably likely to (i) have a material adverse effect on the business (including adversely affecting the scope of business permitted to be undertaken), operations, assets or liabilities (including contingent liabilities), results of operations, or the condition (financial or otherwise) of the Target Group Companies, taken as a whole, or (ii) prevent, materially delay or adversely affect in any material respect the ability of the Seller, the Seller Shareholder or their respective Affiliates to consummate any of the transactions contemplated hereunder or under the other Transaction Documents.

“Material Contracts” shall have the meaning set forth in Section 3.13(a).

“Money Laundering Laws” shall mean all anti-money laundering laws of all jurisdictions in which any Target Group Company conducts its business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and the United States, and the European Union, including but not limited to the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, the Anti-Money Laundering Law of the People’s Republic of China, the Hong Kong Anti-Money Laundering and Counter-Terrorism Financing Ordinance.

“New Cayman Sub” shall have the meaning set forth in the Recitals.

“New Da Niang Company” shall have the meaning set forth in Part II of Schedule A.

“New Target Company” shall have the meaning set forth in the Recitals.

“Non-Recourse Persons” shall have the meaning set forth in Section 13.11.

“Notice of Claim” shall have the meaning set forth in Section 10.2.

“Order” shall mean any writ, judgment, decree, injunction, award or similar order of any Governmental Authority (in each case whether preliminary or final).

“Organizational Documents” shall mean, with respect to a Person other than a natural person, (a) the charter, articles or certificate of incorporation and the bylaws of a corporation; (b) the certificate of formation and operating agreement of a limited liability company; (c) the partnership agreement and any statement of partnership of a general partnership; (d) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (e) any charter or similar document adopted or filed in connection with the creation, formation, or organization of any other Person; and (f) any amendment to any of the foregoing.

“Owned Intellectual Property” shall have the meaning set forth in Section 3.14(a).

“Party” and “Parties” shall have the meaning set forth in the Preamble.

“Payment” means any bribe, improper rebate, payoff, influence payment, kickback, or gift of anything of value.

“Permits” shall mean all licenses, permits, certificates, registrations and other authorizations and approvals that are issued by or obtained from any Governmental Authority.

“Person” shall mean an individual, a partnership (general, limited or limited liability), a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a governmental, quasi-governmental, judicial or regulatory entity or any department, agency or political subdivision thereof.

“PRC” shall mean the People’s Republic of China, which for purposes of this Agreement, shall not include the Hong Kong Special Administrative Region, the Macao Special Administrative Region or Taiwan.

“PRC GAAP” shall mean the generally accepted accounting principles in the PRC.

“PRC Seller” means 上海傲韬实业有限公司 (translated as “Shanghai Aotao Industrial Co., Ltd.”), a company incorporated under the Laws of PRC, an indirectly wholly-owned Subsidiary of Seller Shareholder.

“PRC Transfer” shall have the meaning set forth in Section 5.6.

“PRC Transfer Agreement” shall have the meaning set forth in Section 5.6.

“Pre-Closing Tax Period” shall mean any Tax period or portion thereof ending on or before the Closing Date.

“Pre-Closing Tax Returns” shall have the meaning set forth in Section 11.2(c).

“Promissory Note” shall have the meaning set forth in Section 2.2(a).

“Properties” shall have the meaning set forth in Section 3.15(a)(ii).

“Property Certificate” shall mean, with respect to a Property, the real estate title certificate issued by the applicable Governmental Authority in respect of the buildings, premises, structures and/or fixtures located on or affixed to such Property.

“Purchase Price” shall have the meaning set forth in Section 2.2(a).

“Qualified Tax Advisor” shall have the meaning set forth in Section 11.1(a).

“Recipient” shall have the meaning set forth in Section 6.5(a).

“Related Party” shall mean, with respect to any Person, (a) any director, manager, general partner, officer or trustee of such Person or any other entity that Controls such Person, (b) any shareholder of such Person or any Person who is the beneficial owner of more than five percent (5%) of such shareholder’s equity interests, (c) a Person who is an Immediate Family Member of any of the foregoing or (d) any Affiliate of such Person or any of the foregoing; provided that, as to any entity that is publicly held, the term shall only include such controlling entities whose holdings are required to be, and are, publicly reported.

“Relevant PRC Tax Authority” shall have the meaning set forth in Section 11.1(a).

“Representatives” shall mean, with respect to any Person, the officers, directors, partners, shareholders, employees, advisors, agents, representatives, and any others that act on behalf of such Person.

“Required Approvals” shall mean all approvals, notices, filings, opinions, consents, amendments and waivers with respect to the rights and other conditions which are set forth in Schedule D.

“Required Permits” shall have the meaning set forth in Section 3.12(a).

“Requisite Approval” shall mean the approval of the Special Committee, or in the event that the Special Committee has been dissolved as of the relevant time, the approval of the majority of the disinterested independent directors of the board of directors of the Buyer then in office.

“Resigning Seller Directors” shall have the meaning set forth in paragraph 2.a of Schedule B.

“Restructuring” shall have the meaning set forth in Section 5.8.

“RMB” shall mean Renminbi, the lawful currency of the PRC.

“Sanctioned Jurisdiction” shall mean any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Sudan, Syria and the Crimea region of the Ukraine, as may be amended from time to time).

“Sanctioned Person” shall mean any individual, entity or vessel that is the subject or target of sanctions under Sanctions Laws, including: (a) any individual, entity or vessel listed on any US, Chinese or other sanctions-related restricted party list (including the List of Specially Designated Nationals and Blocked Persons by the US Department of the Treasury’s Office of Foreign Assets Control (OFAC)); (b) any entity that is 50% or more owned or otherwise controlled by an individual or entity described in paragraph (a) above; or (c) any national of a Sanctioned Jurisdiction (excluding any such national that has taken up permanent residence outside the relevant Sanctioned Jurisdiction).

“Sanctions Laws” shall mean all economic or financial sanctions Laws, measures or embargoes administered or enforced by the United States (including the U.S. Department of the Treasure or the U.S. Department of State), China, the European Union, the United Nations, the United Kingdom or any other relevant sanctions enforced by any Governmental Authority.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Bank Account” shall have the meaning set forth in Section 2.2(a).

“Seller Fundamental Representations” shall mean the Seller Representations in Section 3.1 (Organization, Qualification and Authority), Section 3.2 (Target Interests; Acquired Interests; Subsidiary Interests; Capitalization), Section 3.3 (Target Group Companies), Section 3.5 (No Conflict), Section 3.6 (Governmental Consents and Approvals) and Section 3.25 (Solvency and No Winding-up).

“Seller Representations” shall mean the representations and warranties given by the Seller under Article III.

“Seller Shareholder” shall have the meaning set forth in the Preamble.

“Seller Shareholder Receivable” shall have the meaning set forth in the Recitals.

“Seller’s Knowledge” shall mean actual knowledge and knowledge that could have been acquired after conducting all due and reasonable inquiry (including inquiry of directors, officers and senior management personnel of all Target Group Companies), in each case, of directors and officers of the Seller and the Seller Shareholder.

“Signing Date” shall have the meaning set forth in the Preamble.

“Special Committee” shall mean the special committee formed by the board of directors of the Buyer, comprising solely independent directors, to consider, negotiate, and advise the board of directors of the Buyer in respect of, the Transaction.

“Straddle Period” shall have the meaning set forth in Section 11.2(a)(i).

“Subsidiary” shall mean a Person that is Controlled directly or indirectly by another Person from time to time; provided that, for purposes of this Agreement, the New Da Niang Company shall be deemed a Subsidiary of the Cayman Target Company unless otherwise expressly stated herein.

“Subsidiary Equity Interests” shall have the meaning set forth in Section 3.2(c).

“Supplemental Letter Agreement” shall have the meaning set forth in the Recitals.

“Target Companies” shall mean all the entities set forth in Part I of Schedule A and a “Target Company” means any of them.

“Target Company Subsidiary” shall mean any Subsidiary of a Target Company from time to time, including, for the avoidance of doubt, each such Subsidiary as set forth in Part II of Schedule A.

“Target Group” shall mean the Target Companies and Target Company Subsidiaries, the New Target Company, the New Cayman Sub and any Subsidiary of the foregoing entities from time to time; and “Target Group Company” shall be any of such entities.

“Target Interests” shall have the meaning set forth in the Recitals.

“Tax” or “Taxes” shall mean any income, corporation, capital gains, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, profits, capital, inheritance, windfall profits, gross receipts, sales, use, registration, stamp, premium, excise, turnover, customs duties, severance, environmental, real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, duty, fee, assessment or other charge by a Governmental Authority of any kind whatsoever; in all cases, including all interest and penalties and late payment surcharges thereon and additions thereto, whether disputed or not.

“Tax Authority” shall mean any Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Returns” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form relating to, filed or required to be filed with any Tax Authority (including any estimated versions thereof) or, in the absence of such filings, representations made to any Tax Authority based on which Taxes were determined and computed, including any schedule or attachment thereto or any amendment thereof.

“Third Party Claim” shall have the meaning set forth in Section 10.3.

“Third Party Notice” shall have the meaning set forth in Section 10.2.

“Transaction” shall mean the transaction contemplated under this Agreement and other Transaction Documents.

“Transaction Documents” shall mean this Agreement (including each of the exhibits and schedules hereto), the Disclosure Schedule, the Promissory Note, the PRC Transfer Agreement, the Supplemental Letter Agreement and any other agreements or documents entered into between the Buyer and/or its Affiliates, on the one hand, and the Seller, the Seller Shareholder and/or its Affiliates, on the other hand, in connection with the transactions contemplated hereby and the certificates and documents executed in connection herewith and therewith.

“Transfer” shall mean, with respect to any interest, to sell, assign, dispose of, liquidate, exchange, pledge, encumber, hypothecate or otherwise transfer such interest or any economic participation or interest therein. The terms “Transferred”, “Transferee” shall be interpreted accordingly.

“USD” shall mean United States Dollars, the lawful currency of the United States.

Section 1.2       Interpretation.

(a)      The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not constitute a part of or affect in any way the meaning or interpretation of this Agreement.

(b)     When a reference is made in this Agreement to sections, subsections, clauses, Schedules or Exhibits, such reference shall be to a section, subsection, clause, Schedule or Exhibit to this Agreement unless otherwise indicated.

(c)     The words “include”, “includes” and “including” when used in this Agreement shall be deemed in each case to be followed by the words “without limitation”.

(d)     The word “or” when used in this Agreement shall not be read to be exclusive.

(e)     Defined terms used in this Agreement shall have the same meaning whether defined or used herein in the singular or the plural, as the case may be.

Section 1.3       Payments; Exchange Rate.

(a)      Payment of any and all amounts due and owing under this Agreement shall be made in USD and shall be made by wire transfer of immediately available funds to the appropriate account designated in advance by the receiving Party.

(b)     If the conversion between USD and another currency is necessary for purposes of this Agreement, such conversion shall be conducted at, (i) in the case of a conversion between USD and RMB, the RMB:USD middle exchange rate last published by the China Foreign Exchange Trade System under the authorization of the People’s Bank of China or, (ii) in the case of a conversion between USD and any other currency, the exchange rate last published by the Wall Street Journal (or its successor publication), in each case of (i) and (ii), on or before the date immediately preceding the date of the relevant payment or calculation, as applicable, is to be made.

Section 1.4       Requisite Approval . Each of the Seller and the Seller Shareholder acknowledges that in addition to any approvals required under applicable Laws or the Buyer’s constitutional documents, any amendment, consent, approval or waiver made, granted, or agreed to by the Buyer under any Transaction Document or otherwise in connection with the Transaction and any other action of the Buyer expressly provided herein to require the Requisite Approval shall be subject to the Requisite Approval, and that any such amendment, consent, approval or waiver made, granted or agreed to by the Buyer or such other action of the Buyer without such Requisite Approval shall be null and void for all purposes of this Agreement.

Article II
Purchase and Sale of the Target Interests

Section 2.1       Agreement to Purchase and Sell. Subject to the terms and conditions of this Agreement, at the Closing, the Seller shall sell and deliver to the Buyer (or any applicable Buyer Designee), and the Buyer (or any applicable Buyer Designee) shall purchase and acquire from the Seller, all of the Seller’s right, title and interest in and to the Target Interests, free and clear of all Encumbrances.

Section 2.2       Purchase Price and Settlement of Seller Shareholder Receivable.

(a)     The purchase price in respect of the Target Interests is the USD equivalent of RMB399,800,000 (the “Purchase Price”), among which (i) an amount equal to the Cayman Seller Payable shall be offset against the Cayman Seller Payable in full, as if the Seller had assigned the right to receive a portion of the Purchase Price equal to the amount of the Cayman Seller Payable to the Cayman Seller, the Buyer had paid to the Cayman Seller an amount in cash equal to the Cayman Seller Payable in partial satisfaction of its obligation to pay the Purchase Price, and the Cayman Seller had, immediately upon receipt, paid an equal amount of cash to the Buyer in satisfaction of Cayman Seller’s obligation to repay the Cayman Seller Payable to the Buyer, (ii) an amount equal to the USD equivalent of RMB60,158,332 (the “Deferred Purchase Price”) will be paid by way of being included in the principal amount of the Promissory Note as provided in Section 2.2(b), and (iii) the remaining amount of the Purchase Price (being the USD equivalent of RMB595,087) (the “Closing Payment”) shall be paid, or caused to be paid, by the Buyer to the Seller at Closing by wire transfer of immediately available funds to a bank account located outside of the PRC held under the name of the Seller Shareholder or any of its Subsidiaries (as notified by the Seller Shareholder to the Buyer in writing no later than five (5) Business Days prior to Closing) (the “Seller Bank Account”).

(b)     In relation to the Deferred Purchase Price and the Seller Shareholder Receivable, the Buyer shall, at the Closing, execute and deliver to the Seller a promissory note in the form attached hereto as Exhibit I for a principal amount equal to the USD equivalent of RMB64,514,543, being the sum of the Deferred Purchase Price and the Seller Shareholder Receivable (the “Promissory Note”), evidencing the Buyer’s obligation to pay the Deferred Purchase Price and the Seller Shareholder Receivable to the Seller on the terms and conditions set forth therein, whereby the Seller Shareholder shall be deemed to have assigned the right to receive the total outstanding amount of the Seller Shareholder Receivable to the Seller, and the Buyer shall be deemed to have fully discharged its obligation in respect of the Seller Shareholder Receivable (but without prejudice to its obligation under the Promissory Note in relation to the portion of the principal amount thereof corresponding to the Seller Shareholder Receivable).

(c)     Each of the Seller and the Seller Shareholder hereby agrees, acknowledges and confirms that any amount of payment by or on behalf of the Buyer into the Seller Bank Account in accordance with this Section 2.2 shall constitute full performance and discharge of the Buyer’s obligation to pay such amount of the applicable Purchase Price to the Seller or the Seller Shareholder, as applicable, under this Agreement.

Section 2.3       Closing. The closing of the purchase of all of the Target Interests contemplated by this Agreement (the “Closing”) shall take place via the remote exchange of electronic documents on the date (the “Closing Date”) that is:

(a)     five (5) Business Days following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the Closing (other than conditions with respect to deliveries the respective Parties will make at the Closing itself, but subject to their satisfaction at the Closing) set forth in Article VII and Article VIII; or

(b)     such other date as the Buyer and the Seller Shareholder may mutually agree in writing.

Section 2.4      Closing Deliverables and Other Actions.

(a)     At the Closing, the Seller Shareholder shall deliver or cause to be delivered to the Buyer each of the items listed in Schedule B.

(b)     At the Closing, the Buyer shall deliver or cause to be delivered to the Seller Shareholder:

  (i)            one or more forms MT103 issued by the bank evidencing payment by or on behalf of the Buyer of the Closing Payment to the Seller Bank Account; and

  (ii)            each of the items listed in Schedule C.

Article III
Representations and Warranties of Seller and the Seller Shareholder

Except to the extent set forth in the corresponding section of the Disclosure Schedule, each of the Seller and the Seller Shareholder hereby, jointly and severally, represents and warrants to the Buyer that each of the following is true and accurate, as of the Signing Date and as of the Closing Date (except to the extent that any representation or warranty is made with respect to a specified date, in which case such representation or warranty shall be made as of such date).

Section 3.1       Organization, Qualification and Authority.

(a)     Each of the Seller and the Seller Shareholder is a company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Each of the Seller and the Seller Shareholder is duly licensed or qualified to do business in each jurisdiction in which the business of the Target Group operates where the Seller or Seller Shareholder is required to have such license or qualification to own and operate the business of the Target Group.

(b)     The execution and delivery of this Agreement and the other Transaction Documents by the Seller and the Seller Shareholder to which it is a party, the performance by the Seller and/or Seller Shareholder of its obligations hereunder and thereunder and the consummation by the Seller and/or Seller Shareholder of the transactions contemplated hereby and thereby have been or, in the case of the Transaction Documents other than this Agreement, will be, prior to execution thereof, duly authorized by all requisite action on the part of the Seller or Seller Shareholder. This Agreement has been and, upon execution, the other Transaction Documents to which it is a party will be, duly executed and delivered by the Seller and the Seller Shareholder, and (assuming due authorization, execution and delivery by other parties hereto and thereto) this Agreement constitutes and the other Transaction Documents will constitute legal, valid and binding obligations of the Seller and Seller Shareholder, enforceable against the Seller and Seller Shareholder in accordance with their respective terms. True and correct copies of the memorandum and articles of association (or equivalent Organizational Documents) of the Seller and Seller Shareholder as in effect on the date hereof have been delivered by the Seller Shareholder to the Buyer (or made available to the Buyer) prior to the date hereof.

Section 3.2       Target Interests; Acquired Interests; Subsidiary Interests; Capitalization.

(a)     Upon completion of the Restructuring and as at the Closing Date, all the issued equity interests of the New Target Company have been duly authorized, validly issued and fully paid, free and clear of all Encumbrances. Other than the Target Interests, there are no outstanding equity interests, shares options, warrants, securities, subscriptions, calls, pre-emptive or other rights (absolute, contingent or otherwise) or Contracts that give any Person the right to purchase or otherwise receive or be issued any equity interests or any security convertible into or exchangeable for any equity interests or debt securities of the New Target Company. There are no restrictions upon, or voting trusts or proxies of any kind with respect to, the voting of, or the declaration or payment of any dividend or distribution on, any equity interest of the New Target Company.

(b)     As at the Signing Date, the Cayman Seller is the sole legal and beneficial owner of the Cayman Acquired Interests of the Cayman Target Company, and the Seller is the sole legal and beneficial owner of the HK Acquired Interests of the HK Target Company, in each case, as set forth in Part III of Schedule A, free and clear of all Encumbrances. Upon completion of the Restructuring and as at the Closing Date, (i) the Seller is the sole legal and beneficial owner of the Target Interests of the New Target Company; (ii) the New Target Company is the sole legal and beneficial owner of the Cayman Acquired Interests of the Cayman Target Company and the sole legal and beneficial owner of the New Cayman Sub, which is in turn the sole legal and beneficial owner of the HK Acquired Interests of the HK Target Company, in each case, free and clear of all Encumbrances; (iii) other than the ordinary shares of the New Cayman Sub held by the New Target Company, there are no outstanding equity interests, shares options, warrants, securities, subscriptions, calls, pre-emptive or other rights (absolute, contingent or otherwise) or Contracts that give any Person the right to purchase or otherwise receive or be issued any equity interests or any security convertible into or exchangeable for any equity interests or debt securities of the New Cayman Sub; and (iv) there are no restrictions upon, or voting trusts or proxies of any kind with respect to, the voting of, or the declaration or payment of any dividend or distribution on, any equity interest of the New Cayman Sub. Neither the New Target Company nor the New Cayman Sub has had any business operation since its establishment (other than holding equity interests in such Target Group Companies as contemplated by the Restructuring), and has no assets or liabilities other than its equity interests in the Cayman Target Company and the New Cayman Sub (for the New Target Company) or the HK Target Company (for the New Cayman Sub) as at the Closing Date. At the Closing, the Seller shall have sold, conveyed, assigned, transferred and delivered to the Buyer good and marketable title to the Target Interests, free and clear of all Encumbrances. Immediately upon the Closing, the Buyer will own, free and clear of all Encumbrances, the Target Interests of the New Target Company.

(c)      Part I of Schedule A sets forth a true and accurate list of the corporate details and particulars of each of Target Companies. Part II of Schedule A sets forth a true and accurate list of the corporate details and particulars of each of the Target Company Subsidiaries. Schedule F shows a true, complete and accurate shareholding relationship within the Target Group as at the Closing Date. At Closing, the HK Target Company is the sole legal and beneficial owner of the share capital or similar equity interests in Subsidiaries of the HK Target Company as set forth in Part II of Schedule A; the Cayman Target Company is the sole legal and beneficial owner of the share capital or similar equity interests of Gorgeous Business, which is the sole legal and beneficial owner of the share capital or similar equity interests of Da Niang PRC Company, which is in turn, upon completion of the PRC Transfer, the sole legal and beneficial owner of the share capital or similar equity interests of New Da Niang Company, in each case, free and clear of all Encumbrances (such equity interests in Target Company Subsidiaries collectively, the “Subsidiary Equity Interests”). At Closing, all the Acquired Interests of each Target Company and all the Subsidiary Equity Interests of each Target Company Subsidiary have been duly authorized, validly issued and fully paid, free and clear of all Encumbrances. There are no outstanding options, warrants, securities, subscriptions, calls, pre-emptive or other rights (absolute, contingent or otherwise) or Contracts that give any Person the right to purchase or otherwise receive or be issued any Acquired Interests of any Target Company or Subsidiary Equity Interests of any Target Company Subsidiary or any security convertible into or exchangeable for any Acquired Interests of any Target Company or Subsidiary Equity Interests of any Target Company Subsidiary or other equity or debt securities of the Target Companies or the Target Company Subsidiaries in each case from or by the issuer thereof. There are no restrictions upon, or voting trusts or proxies of any kind with respect to, the voting of, or the declaration or payment of any dividend or distribution on, the Acquired Interests of any Target Company or the Subsidiary Equity Interests of any Target Company Subsidiary.

Section 3.3       Target Group Companies.

(a)     Each Target Group Company (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) has all necessary corporate power and authority to own, operate or lease the properties and assets owned, operated or leased by such Target Group Company and to carry on its business as it has been and is currently conducted by such Target Group Company, and (iii) is duly licensed or qualified to do business in each jurisdiction in which the operation of its business requires such licensing or qualification.

(b)     Other than the New Cayman Sub, Target Companies and Target Company Subsidiaries, there are no other corporations, partnerships, joint ventures, associations or other entities in which any Target Group Company owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same. No Target Group Company is a member of any partnership or a participant in any joint venture or similar arrangement.

(c)     To Seller’s Knowledge, all corporate actions taken by each Target Group Company have been duly authorized and no Target Group Company has taken any action that conflicts with, constitutes a default under or results in a violation of any provision of its certificate of incorporation or articles of association (or equivalent Organizational Documents). True and correct copies of certificate of incorporation or articles of association (or equivalent Organizational Documents) of each Target Group Company as in effect on the date hereof have been delivered by the Seller Shareholder to the Buyer (or made available to the Buyer) prior to the date hereof.

Section 3.4       Corporate Books and Records. To Seller’s Knowledge, the minute books of the Target Group Companies contain accurate records of all meetings of and accurately reflect all other actions taken by the shareholders, boards of directors and all committees of the boards of directors of the Target Group Companies. Complete and accurate copies of all such minute books of the Target Group Companies have been provided or made available to the Buyer prior to the date hereof.

Section 3.5       No Conflict. To Seller’s Knowledge, the execution, delivery, and performance of this Agreement and the other Transaction Documents to which it is a party by the Seller, Seller Shareholder and Target Group Company and the consummation of the transactions contemplated hereby and thereby will not: (a) violate or conflict with any provision of the memorandum and articles of association (or the equivalent Organizational Documents) of the Seller, Seller Shareholder or Target Group Company; (b) violate or conflict in any material respect with any Laws, Permits or Orders applicable to the Seller, Seller Shareholder or Target Group Company or its business, assets, rights or properties; (c) violate or conflict with, or permit the cancellation of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, result in the termination, modification or acceleration of the maturity of, or result in the loss of a benefit or increase in any material Liability or other obligation under, any material agreement to which any Target Group Company is a party or by which any Target Group Company or its business, assets, rights or properties is bound; or (d) result in or require the creation or imposition of any Encumbrance upon or with respect to any material property, right or asset of the Seller, Seller Shareholder or Target Group Company.

Section 3.6       Governmental Consents and Approvals. To Seller’s Knowledge, the execution, delivery and performance of this Agreement and the other Transaction Documents by the Seller and Seller Shareholder do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority.

Section 3.7       Financial Information; Books and Records.

(a)     Prior to the date hereof, the Seller has made available to the Buyer true and complete copies of (i) the audited balance sheets of Da Niang PRC Company, the operating Subsidiary of the Cayman Target Company (excluding franchise businesses) as at December 31, 2017, 2018, 2019 and 2020, the audited balance sheets of the HK Target Company as at December 31, 2018, 2019 and 2020, the audited balance sheets of each of the HK Target Company Subsidiaries as at December 31, 2019 and 2020 (collectively, the “Balance Sheets”) and the related audited consolidated statements of income and cash flow statements of such Target Group Company for each of the financial years then ended, together with all related notes and schedules thereto, accompanied by the reports thereon by the independent auditors of such Target Group Company (the “Audited Financial Statements”), (ii) the unaudited management accounts of Da Niang PRC Company as at December 31, 2021, the unaudited management accounts of the HK Target Company Subsidiaries as at December 31, 2021, and the unaudited consolidated management accounts of the Da Niang PRC Company (including the franchise businesses) and the New Da Niang Company as at December 31, 2018, 2019, 2020 and 2021((i) and (ii) collectively referred to herein as the “Financial Statements”). To Seller’s Knowledge, the Audited Financial Statements (x) were prepared in accordance with the books of account and other financial records of each relevant Target Group Company, (y) present fairly the financial condition of such Target Group Company as of the date thereof and the results of operations and cash flows of such Target Group Company for the periods covered thereby, and (z) have been prepared in accordance with the Accounting Principles, applied on a basis consistent with the past practices of the relevant Target Group Companies. To Seller’s Knowledge, the Financial Statements (other than the Audited Financial Statements) (A) were prepared in accordance with the books of account and other financial records of each relevant Target Group Company, (B) give a reasonably accurate view of the financial position of such Target Group Company as of the dates thereof and the results of operations and cash flows of such Target Group Company for the periods covered thereby, and (C) were prepared on a consistent basis with the relevant financial statements for the corresponding preceding financial period, in each case bearing in mind that such Financial Statements are unaudited. To Seller’s Knowledge, the Audited Financial Statements (1) disclose and make full provision or reserve for material bad and doubtful debts of each relevant Target Group Company as of the date thereof to the extent required under the applicable Accounting Principles applied on a basis consistent with the past practices of such Target Group Company, (2) contain specific provisions to sufficiently cover all material Taxes (including deferred Taxes), accruals, capital commitments and other Liabilities of each relevant Target Group Company as of the date thereof to the extent required under the applicable Accounting Principles applied on a basis consistent with the past practices of such Target Group Company, and (3) fully disclose all transactions between or among a Target Group Company, on one hand, and a Related Party of such Target Group Company, on the other hand, and amounts outstanding thereunder.

(b)     To Seller’s Knowledge, the books of account and other financial records of each of the Target Group Companies provided to the Buyer prior to the date of this Agreement have been maintained in accordance with applicable Law on a consistent basis, and comprise up-to-date, complete and accurate records of all information required and purported to be recorded.

(c)     There is no Intercompany Balance outstanding.

(d)     Except as expressly specified in the Financial Statements, no Target Group Company has any indebtedness for borrowed money or have given any guarantee in respect of indebtedness for borrowed money.

Section 3.8       Undisclosed Liabilities. To Seller’s Knowledge, there are no Liabilities of any Target Group Company, other than Liabilities (i) reflected or reserved against on the applicable Balance Sheet or (ii) incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice.

Section 3.9       Conduct in the Ordinary Course; Absence of Certain Changes, Events and Conditions. To Seller’s Knowledge, from the Balance Sheet Date through the Signing Date, the Target Group Companies have conducted their businesses in the ordinary course and consistent with past practice. Without limitation to the foregoing, to Seller’s Knowledge, from the Signing Date, there has been no Material Adverse Effect, and no Target Group Company has:

(a)     amended or modified any of the Organizational Documents;

(b)     issued, granted, sold, disposed of, pledged or otherwise subject to any Encumbrance, or authorized such issuance, grant, sale, disposition or pledge of or Encumbrance on, any equity interests of such Target Group Company, or any options, warrants, convertible securities or other rights of any kind to acquire any ownership interest of such Target Group Company;

(c)      written down or written up (or failed to write down or write up in accordance with the Accounting Principles applied on a basis consistent with the past practices of such Target Group Company) the value of any of its inventories or receivables, adjusted the book value of any of its properties or other assets, or changed any reserves or provisions in respect of or resulting from bad debts, doubtful accounts or damage, defects or destruction of any assets or properties;

(d)     declared, made or paid any dividends or distributions, repurchased the equity of the holders of share capital of such Target Group Company, or otherwise declared or paid retained earnings of any Target Company or Target Company Subsidiary;

(e)      reclassified, combined, split, subdivided or redeemed, or purchased or otherwise acquired, directly or indirectly, any share capital, registered capital or other ownership interest of such Target Group Company;

(f)            sold, transferred, disposed of, leased, licensed, pledged, granted or otherwise Encumbered, or authorized such sale, transfer, disposition, lease, license, pledge or grant of or Encumbrance on, any properties, rights or assets of such Target Group Company, except in the ordinary course of business and in a manner consistent with past practice and which rights, properties or assets do not have a fair market value or involve an aggregate consideration payable by or to such Target Group Company in excess of USD500,000;

(g)            acquired (including by merger, consolidation or acquisition of stock or assets or any other business combination) or entered into or exercised any option to acquire, any equity interests in any corporation, partnership, joint venture or other business organization (or any division thereof) or any property or asset, except with respect to (i) raw materials in the ordinary course of business and in a manner consistent with past practice and (ii) assets (other than real property or equity interests of any Person), in the ordinary course of business and in a manner consistent with past practice and in an amount not to exceed USD500,000 in the aggregate;

(h)            repurchased, repaid or incurred any Indebtedness or assumed or endorsed, or otherwise became responsible for, the obligations of any Person (other than a wholly-owned Subsidiary), or made any loans or advances, or granted any security interest in any of its assets, in each case, other than the repayment of Indebtedness when due according to the terms of such Indebtedness as of the Signing Date;

(i)            changed any of its accounting principles or procedures (except as required by the Accounting Principles), or changed its external auditor; or made, revoked or changed any Tax election or method of Tax accounting, filed any amended Tax return, agreed to an extension of a statute of limitations with respect to a material Tax, surrendered any right to claim a material Tax refund, or settled or compromised any Liability with respect to material Taxes;

(j)            accelerated any accounts receivable, rental payments or other payments, or delayed payment of any accounts payable or expenses, in each case, in a manner which is not in the ordinary course of business or not consistent with past practice;

(k)            made any capital expenditure in excess of USD500,000;

(l)            entered into any new, or terminated or changed any existing, line of business;

(m)            (i) materially increased the compensation payable or to become payable or the benefits provided or to become provided to any present or former employee, director or officer of such Target Group Company, (ii) entered into any bonus, change of control or severance agreement or other agreement providing for separation pay with any present or former employee, director or officers of such Target Group Company, (iii) loaned or advanced any money to any present or former employee, director or officer of such Target Group Company, (iv) established, adopted, entered into, amended or terminated any applicable Group Benefit Plan or any plan or agreement that would be a Group Benefit Plan if it were in existence as of the date of this Agreement, or (v) granted any equity or equity-based awards in respect of the equity interests of such Target Group Company;

(n)            hired any new employee, director or officer, or engaged any independent contractor, in each case, whose total annual base salary and bonus or total compensation, as applicable, exceeds USD100,000;

(o)            removed or replaced any Key Employee or create, or hired for, any position similar to or at the same seniority level as the position held by any Key Employee as of the date hereof;

(p)            paid, discharged, assigned, waived, released, settled, compromised or satisfied any claim, liability, obligation or any pending or threatened Action, in each case, requiring payment by such Target Group Company in excess of USD500,000 individually or USD1,000,000 in the aggregate or imposing injunctive or other equitable relief or criminal penalties;

(q)            failed to maintain in full force and effect the existing insurance policies (or substantially similar policies) covering such Target Group Company and its properties, assets and business;

(r)            entered into, amended, modified, consented to the termination of, or waived or assigned any right under, any Material Contract;

(s)            initiated any voluntary liquidation, dissolution, reconstitution, winding-up or bankruptcy of such Target Group Company;

(t)            entered into any agreement, arrangement or transaction with, or otherwise made any payment or advanced any monies to, any of its Related Parties (other than employment arrangements and payment of compensation and benefits to employees in the ordinary course of business and consistent with past practice, subject to the other restrictions in this Section 3.9) or incurred any new Intercompany Balances;

(u)            suffered any casualty loss or damage with respect to any assets of the Target Group Companies which in the aggregate have a replacement cost of more than USD500,000, whether or not such loss or damage shall have been covered by insurance; or

(v)            agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.9 or granted rights or commitments with respect to any of the actions specified in this Section 3.9.

Section 3.10      Litigation. To Seller’s Knowledge, there are no Actions by or against any Target Group Company (or by or against any shareholder, member or partner, as applicable, of any Target Group Company and relating to any Target Group Company) pending before any Person (or threatened to be brought by or before any Person, in each case, claiming an amount against any Target Group Company in excess of USD500,000 or seeking any injunctive or other equitable relief or criminal penalties. None of the Target Group Companies or any of their respective assets or properties is subject to any Order, and to Seller’s Knowledge, nor are there any such Orders threatened to be imposed by any Governmental Authority. To Seller’s Knowledge, there are no Actions pending or threatened against the Seller or Target Group Companies which relates to the transactions contemplated by this Agreement or the other Transaction Documents.

Section 3.11      Compliance with Laws.

(a)            (i) To Seller’s Knowledge, each of the Target Group Companies has conducted and continues to conduct its business in all material respects in accordance with all Laws and Orders applicable to such Target Group Company or any of its business, rights, properties or assets, and none of the Target Group Companies is in violation of any such Law or Order, and (ii) none of the Target Group Companies has received any written notices from or, to Seller’s Knowledge, been threatened any Actions by any Governmental Authorities with respect to any potential or alleged violation of any applicable Law or Order which has not been cured or otherwise resolved.

(b)            None of the Target Group Companies or Group Representatives has violated the applicable Anti-Corruption Laws, nor has any Target Group Companies or Group Representatives offered, paid, promised to pay, or authorized the payment of any money (or offered, given, promised to give, or authorized the giving of anything of value) to any Government Official or to any Person under circumstances where the Seller, Seller Shareholder, Target Group Companies, or Group Representatives knew (or was aware of a high probability) that all or a portion of such money or thing of value would be offered, given or promised, directly or indirectly, to any Person:

(i)            for the purpose of: (A) influencing any act or decision of a Government Official in his official capacity; (B) inducing such Government Official to do or omit to do any act in violation of his lawful duties; (C) securing any improper advantage; (D) inducing such Government Official to influence or affect any act or decision of any Governmental Authority; or (E) assisting any Target Group Company in obtaining or retaining business for or with, or directing business to, any Target Group Company; or

(ii)            in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(c)            No Target Group Company has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any applicable Anti-Corruption Laws, Money Laundering Laws, or Sanctions Laws.

(d)            To Seller’s Knowledge, all Target Group Companies have maintained complete and accurate books and records, including records of payments to any their Representatives and Government Officials in accordance with international financial reporting standards. To Seller’s Knowledge, none of the Target Group Companies has directly or indirectly established or maintained any funds or assets in which any Target Group Company has proprietary rights and which have not been recorded in the books and records of the relevant Target Group Company.

(e)            None of the Target Group Companies, the Seller or Seller Shareholder is either a governmental entity or an instrumentality of a government.

(f)            None of the Target Group Companies’, the Seller’s or Seller Shareholder’s principals, owners, officers, directors, employees, or agents is currently a Government Official.

(g)            No Government Official is associated with, or owns an interest, whether direct or indirect, in the Target Group Companies, or has any legal or beneficial interest in the transactions contemplated herein, or any payments to be made by Buyer to the Seller hereunder.

(h)            The operations of each Target Group Company have been conducted at all times in compliance with all applicable Money Laundering Laws and no Action by or before any Governmental Authority involving any Target Group Company with respect to any applicable Money Laundering Laws is pending or threatened or contemplated.

(i)            None of the Target Group Companies, nor any officer or director thereof (nor any employee, agent, joint venture partner or other Group Representative): (a) is a Sanctioned Person or is located, organized or resident in a Sanctioned Jurisdiction; (b) is engaging or has engaged in any operations or dealings in a Sanctioned Jurisdiction or with any Sanctioned Person; (c) has participated in, cooperated with or otherwise supported any foreign boycott that is not sanctioned by the United States (including the Arab League’s boycott of Israel); or (d) is otherwise engaging in (or has otherwise engaged in) any activity or dealing in violation of Sanctions Laws. Each Target Group Company is complying (and has complied) in all respects with any licenses, authorizations, approvals or registrations that it has received from any Governmental Authority that administers or enforces Sanctions Laws.

(j)            Each Target Group Company has devised and maintained a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed and access to funds and assets is permitted only in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of periodic financial statements and to maintain accountability for the funds and assets; (iii) the recorded accountability for funds and assets is compared with the existing funds and assets at reasonable intervals and appropriate action is taken with respect to any differences; and (iv) any related party transaction is properly recorded.

Section 3.12      Material Permits.

(a)            To Seller’s Knowledge, each Target Group Company possesses and has possessed at all times all Permits required for the conduct of the business of any Target Group Company or for the ownership and use of its assets and properties (the “Required Permits”). The Seller has made available to the Buyer true and complete copies of all Required Permits (with the holders thereof identified). To Seller’s Knowledge, all of the Required Permits are in full force and effect.

(b)            To Seller’s Knowledge, the business of the Target Group Companies has at all times been operated in compliance with all its Required Permits in all material respects, and no such Required Permit is subject to any pending or threatened, revocation, withdrawal, suspension, cancellation, termination or modification. To Seller’s Knowledge, no event has occurred or circumstance exists that (with or without notice or lapse of time, or both) (i) constitutes or results in a violation of or a failure to comply with any term or requirement of any Required Permit or (ii) results directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to any such Required Permit.

(c)            None of the Target Group Companies has received any written notice or other communication in writing from any Governmental Authority or any other Person regarding (i) any actual or alleged violation of or failure to comply with any term or requirement of any Required Permit which has not been cured or otherwise resolved, or (ii) any actual or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Required Permit.

(d)            To Seller’s Knowledge, all applications required to have been filed for the renewal of all Required Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to all Required Permits have been duly made on a timely basis with the appropriate Governmental Authority and no such application or other filing contained misrepresentation or omission of facts.

Section 3.13      Material Contracts.

(a)            The Seller has made available to the Buyer true and complete copies of each of the following Contracts (other than any purchase orders) (i) to which any of the Target Group Companies is a party and (ii) under which any Target Group Company has any ongoing performance obligations or remain subject to material Liabilities in connection therewith (collectively referred to herein as the “Material Contracts”) as of the date hereof:

(i)            each Contract (other than any purchase orders) with any of the top 10 suppliers of the each of the Target Companies (collectively with its Target Company Subsidiaries) (ranked based on the amount of sales to such suppliers during the fiscal year ended December 31, 2021);

(ii)            each Contract (other than any purchase orders) with any of the top 5 platforms to source clients of each of the Target Companies (collectively with its Target Company Subsidiaries) (ranked based on the amount of sales to such distributors during the fiscal year ended December 31, 2021);

(iii)            each Contract (other than among the Target Group Companies) under which any Indebtedness with an aggregate principal amount in excess of USD500,000 is outstanding or may be incurred or pursuant to which any Property or asset is mortgaged, pledged or otherwise subject to an Encumbrance, or any Contract restricting the incurrence of Indebtedness or the incurrence of Encumbrances, restricting the payment of dividends or the transfer of any Property, or granting any right of first refusal, first offer or first negotiation to any Person with respect to the sale or disposition of any securities of any Target Group Company;

(iv)            (A) each partnership, joint venture or other similar Contract with any third party relating to the formation, creation, operation, management or Control of any strategic alliance, partnership or joint venture, and (B) each Contract providing for any revenue, profit or loss sharing, “most favored nations” provisions, exclusivity arrangement or other similar arrangement or that purports to limit the right of any Target Group Company or any of its Affiliates to engage in any line of business or activities or to compete with any Person or operation in any location;

(v)            each material Contract involving an agency, distributorship or management relationship (other than employment or service Contracts with any employee of the Target Group Companies in the ordinary and usual course of business);

(vi)            each Contract for the acquisition or disposition by any Target Group Company or containing a put, call or similar right pursuant to which any Target Group Company could be required to purchase, directly or indirectly (by asset purchase, merger or otherwise), of (A) assets (other than real property) with a value or purchase price exceeding USD500,000 or (B) any capital stock or other equity interests of, or otherwise relating to any investment in, another Person;

(vii)            each Contract that includes a performance or payment guarantee provided by any Target Group Company involving an amount in excess of USD500,000 in favor of any Person other than a Target Group Company;

(viii)            each Contract with any Governmental Authority or Government Official;

(ix)            each material Contract between or among a Target Group Company, on one hand, and a Related Party of such Target Group Company, on the other hand (other than employment arrangements in the ordinary course of business);

(x)            each Contract (or series of related Contracts) providing for, or reasonably likely to require, any capital expenditure in excess of USD500,000;

(xi)            (A) each employment Contract for Key Employees and (B) each Contract that contains any commitment or obligation (absolute or contingent) to pay any severance, termination, “golden parachute” or other similar payments, whether paid during or following termination of employment, in each case if such Contract relates to any Key Employees or would give rise to Liabilities owed to any Key Employees as a result of the transactions contemplated in this Agreement or any other Transaction Document;

(xii)            each material Contract containing “change of control” provisions or similar provisions permitting any counterparty to cancel, terminate or accelerate the maturity of, or to reduce any material benefit or to increase any fee or Liability under, such Contract as a result of any transaction contemplated by this Agreement or any other Transaction Documents; and

(xiii)            each written Contract that is otherwise individually or in the aggregate material to the business of the Target Group Companies.

(b)            To Seller’s Knowledge, each Material Contract (i) is valid and binding on the parties thereto and is in full force and effect, and (ii) upon consummation of the transactions contemplated by this Agreement and other Transaction Documents shall continue in full force and effect without penalty or other adverse consequence. To Seller’s Knowledge, no Target Group Company or other party to any Material Contract is in breach or violation of, or default under, any Material Contract, which breach, violation or default has not been cured or otherwise resolved, and to Seller’s Knowledge no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). To Seller’s Knowledge, no Target Group Company has waived or assigned any rights under any Material Contract, and no counterparty to any Material Contract has provided any written notice of default, termination, suspension, revocation or cancellation under, or communicated in writing any intention to terminate, suspend, revoke or cancel, any Material Contract. The Seller has made available to the Buyer prior to the date hereof true and complete copies of all Material Contracts, including any amendments and modifications thereto, that are in effect as of the date hereof.

(c)            To Seller’s Knowledge, each Target Group Company has at all times been in compliance with all requirements, rules and policies of each of the top 10 suppliers and top 10 platforms to source clients of each Target Company (together with its Target Company Subsidiaries) (ranked based on the amount of sales to such suppliers or distributors during the fiscal year ended December 31, 2021) with respect to such Target Group Company’s eligibility as a qualified supplier for such customer or in connection with such Target Group Company’s carrying on of its business with such customer, including any requirement, rule or policy on key performance indicators, logistics, supply chain, product quality, corporate social responsibility, labor, carbon emission and environmental protection. To Seller’s Knowledge, no Target Group Company has received any notice (whether or not in writing) from any such supplier or distributor alleging non-compliance by such Target Group Company of such requirements, rules and policies which has not been cured or otherwise resolved and none of such customers has threatened or contemplated termination of its business relationship with any Target Group Company arising out of any such non-compliance. No audit by any such customer for compliance with such requirements, rules and policies is currently pending or contemplated.

Section 3.14      Intellectual Property.

(a)            The Seller has made available to the Buyer true and complete copies of documents evidencing (i) all Intellectual Property owned by the Target Group Companies (the “Owned Intellectual Property”), (ii) all material Licensed Intellectual Property (together with the Owned Intellectual Property, the “Group Intellectual Property”) and (ii) all material IP Agreements. To Seller’s Knowledge, the Group Intellectual Property comprises all of the Intellectual Property used in or necessary for the conduct of the business of the Target Group Companies as currently conducted. To Seller’s Knowledge, the Seller has also provided the Buyers with copies of all Contracts (including licenses) that are material to the business of the Company relating to the Group Intellectual Property.

(b)            A Target Group Company is the exclusive owner of the entire right, title and interest in and to the Owned Intellectual Property, or has a valid license to use the Licensed Intellectual Property in connection with its business.

(c)            To Seller’s Knowledge, neither the Seller nor any Target Group Company has received any written notice that the conduct of the business of the Target Group Companies as currently conducted infringes or misappropriates any Intellectual Property of any third party, any Action alleging any of the foregoing is pending, or any Action has been threatened or asserted against any Target Group Company alleging any of the foregoing. To Seller’s Knowledge, no Person is engaging in any activity that infringes the Group Intellectual Property.

(d)            To Seller’s Knowledge, all filings, payments and other actions required to be made or taken to maintain the Owned Intellectual Property rights in full force and effect have been made or taken.

(e)            To Seller’s Knowledge, the Target Group Companies have taken appropriate or adequate measures to preserve and keep confidential all know-how comprised in the Owned Intellectual Property.

(f)            To Seller’s Knowledge, the Key Employees are under written obligation for the benefit of the Target Group Companies, to maintain in confidence all confidential and proprietary information acquired by them during the course of their employment and all rights and title to and ownership of all inventions and designs made by them within the scope of their employment during such employment are vested in and remain with the Target Group Companies. To Seller’s Knowledge, such obligations of confidentiality have not been breached by any party thereto.

Section 3.15      Properties.

(a)            The Seller has made available to the Buyer true and complete copies of documents evidencing:

(i)            each parcel of real property currently owned by any Target Group Company (a “Group Company Owned Property”), the entity owning such parcel (each a “Land Holding Company”) and the current use of such parcel; and

(ii)            each parcel of real property leased or subleased by any Target Group Company (together with all buildings and improvements thereon, each, a “Group Company Leased Property” and together with the Group Company Owned Properties, the “Properties”) the entity leasing or subleasing such parcel and the current use of such parcel.

(b)            The Seller has made available to the Buyer, in respect of each Group Company Owned Property located in the PRC, true and complete copies of each Land Contract (if any) and each Land and Property Certificate (if any) in respect of or related to such Property. To Seller’s Knowledge, the Land and Property Certificate in respect of each such Property contains true and accurate particulars of such Property and each of the Land and Property Certificates and Land Contracts was duly issued or duly entered into, as applicable, in accordance with applicable Law and remains valid, effective and enforceable. To Seller’s Knowledge, the Target Group Companies and each other party to a Land Contract have been and are in compliance with all the terms of each Land Contract relating to the Group Company Owned Properties during all times such Properties are owned by the Target Group Companies. To Seller’s Knowledge, the Target Group Companies are and have been in compliance with all Land and Property Certificates relating to the Group Company Owned Properties.

(c)            Each Land Holding Company is the sole legal and beneficial owner of the Property as shown in the documents delivered under Section 3.15(a)(i), and such Land Holding Company has valid and freely transferable title to such Property, free and clear of any Encumbrances. There is no written adverse claim by any Person in respect of the ownership of the Group Company Owned Properties or any part thereof or any interest therein and none of the Land Holding Companies has granted any outstanding options, rights of first offer, rights of refusal or similar preemptive rights to purchase any such Property or any part thereof or any interest therein.

(d)            To Seller’s Knowledge, the Target Group Companies have a valid and enforceable leasehold interest in each of the Group Company Leased Properties, free and clear of any Encumbrances.

(e)            None of the Target Group Companies has received written notice (i) of any actual, threatened or imminent changes in the present zoning of any parcel of any of the Properties or any part thereof or any restrictions, limitations or regulations applicable to any of the Properties, or (ii) of any pending or threatened condemnation, expropriation, sequestration or similar action affecting any of the Properties or any part thereof.

(f)            No Target Group Company has (i) received any written notice that is in default under any easement agreement or other similar agreement in which such Target Group Company is a part which default remains uncured or otherwise unresolved or (ii) entered into any Contract to acquire or dispose of any interest in land or premises that has not been completed.

(g)            To Seller’s Knowledge, all utilities, equipment and facilities necessary for the operations of each Property and each part thereof are in good working condition, subject to ordinary wear and tear having regard to the age and use of such utilities, equipment and facilities. The Land Holding Companies are the respective sole legal and beneficial owners of all of the utilities, equipment and facilities attached to or located on the applicable Group Company Owned Properties, free and clear of any Encumbrances.

Section 3.16      Tangible Personal Property.

(a)            The Target Group Companies have good and valid title to, or a valid leasehold interest in, all material tangible personal properties and assets (including machinery, equipment, tools, supplies, furniture, fixtures, personalty, vehicles, and other tangible personal property) that are used in their respective businesses, free and clear of all Encumbrances (the “Assets”). The Assets comprise all the assets necessary for the carrying on of the respective businesses of the Target Group Companies in the manner and to the extent they are now conducted.

(b)            To Seller’s Knowledge, the plant and machinery (including fixed plant and machinery), vehicles and office and other equipment owned or used by the Target Group Company in connection with its business are in good condition and state of repair, subject to ordinary wear and tear having regard to the age and use of such plant, machinery, vehicles, office and other equipment.

(c)            To Seller’s Knowledge, the Target Group Companies’ inventory of raw materials, work-in-progress and finished goods are capable of being used and, in respect of finished goods, sold by the Target Group Companies in the ordinary course of trading in accordance with the Target Group Companies’ current price list without rebate or allowance and are adequate (and not excessive) in relation to the current trading requirements of the respective businesses of the Target Group Companies.

(d)            Except as set forth in the Financial Statements, none of the trade receivables or other rights of payment (including unbilled receivables) of the Target Group Companies which are included in the Financial Statements or which have subsequently arisen have been outstanding for more than three months from its due date for payment nor been released on terms that the debtor has paid less than the full value of its debt, except those that have been adequately provisioned for in accordance with the accounting policies of the Target Group Companies.

Section 3.17      Environmental Matters.

(a)            To Seller’s Knowledge, each Target Group Company, its business, operations, assets and properties are, and at all times have been, in compliance with all applicable Environmental Laws in all material respects. Without limiting the foregoing, to Seller’s Knowledge:

(i)            each Target Group Company maintains and has been at all times and is in compliance with all Permits pursuant to applicable Environmental Laws required for its activities and operations. All such Permits were validly issued and are in full force and effect. All applications, notices and other documents have been filed as necessary to effect the timely renewal or issuance of such Permits. Such Permits contain no terms or conditions that will require material changes or limitations on the activities and operations of the Target Group Companies;

(ii)            no Target Group Company has caused a release or presence of Hazardous Materials at, on, above, under or from any properties currently or formerly owned, leased, operated or used by such Target Group Company or at any other location, and none of the Properties contains any Hazardous Materials, in each case, except as permitted under applicable Environmental Laws and in a manner that has not and would not reasonably be expected to result in any material Liability to any Target Group Company;

(iii)            no written notice, demand, request for information, citation, summons, complaint, order, consent decree or settlement has been received or entered into by, or is pending against, any Target Group Company that alleges that a Target Group Company is liable for any violation of any applicable Environmental Law (including pursuant to any assumption of liability under Contract) or is required to undertake any removal, remediation, monitoring, or other response or corrective action pursuant to any applicable Environmental Laws; and no penalty has been assessed against any Target Group Company with respect to any alleged violation of, or liability asserted under, any applicable Environmental Law;

(iv)            no Target Group Company has been the subject of any Action and no Action against any Target Group Company is pending or threatened arising from or related to any Environmental Law, environmental Permit or the release or presence of, or exposure to, any Hazardous Materials;

(v)            there has been no on-site treatment, recycling or disposal of any Hazardous Materials and no landfills, basins or other waste-containment structures for any Hazardous Materials are present at the Properties. No Target Group Company has engaged in any such treatment, recycling or disposal activities. All such Hazardous Materials generated by the Target Group Companies or at the Properties has been sent off-site for storage, treatment, recycling or disposal at facilities which maintain all required Permits and operate in compliance in all material respects with all applicable Environmental Laws. No Target Group Company has received or been subject to any written notice, demand, request for information, citation, summons, complaint, order, consent decree or settlement which identifies such Target Group Company as potentially responsible or liable for any off-site storage, treatment, recycling or disposal of such Hazardous Materials; and

(vi)            no asbestos-containing materials, polychlorinated biphenyls or underground storage tanks (other than water storage tanks) have been or are present at, in, on or under the Properties.

(b)            The Seller has made available to the Buyer prior to the date hereof all reports within its possession of environmental audits, assessments and investigations relating to any properties currently or formerly owned, leased, operated or used by such Target Group Company containing material information concerning the Target Group Companies.

Section 3.18      Employee Benefit Matters.

(a)            The Buyer has made available to the Seller true and complete copies of all Benefit Plans maintained by the Target Group Companies (the “Group Benefit Plans”), and except for the Group Benefit Plans, no Target Group Company is required, whether pursuant to any applicable Law or otherwise, to have, nor has, any other Benefit Plans. For the purpose hereof, “Benefit Plan” means any plan, contract or other written arrangement, formal or informal providing any benefit to any present or former officer, director or employee, or dependent or beneficiary thereof, including any employment agreement or profit sharing, deferred compensation, stock option, performance stock, employee stock purchase, bonus, severance, retirement, health or insurance plan.

(b)            To Seller’s Knowledge, each Group Benefit Plan is now and has been operated in accordance with its terms and the requirements of all applicable Laws. To Seller’s Knowledge, there is no Action pending or threatened with respect to any Group Benefit Plan (other than claims for benefits in the ordinary course). To Seller’s Knowledge, each Group Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities and all necessary approvals and consents (including those of the employees of the Target Group Companies) have been obtained in connection therewith.

(c)            All employer and employee contributions to each Group Benefit Plan required by the terms of such Group Benefit Plan or applicable Law have been made, or, if applicable, accrued in all material respects in accordance with normal accounting practices.

Section 3.19      Labor Matters.

(a)            No Target Group Company is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by any Target Group Company, and neither Seller nor any Target Group Company has received written notice that there are any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect any Target Group Company.

(b)            To Seller’s Knowledge, there are no material controversies, strikes, slowdowns or work stoppages pending or threatened between any Target Group Company and any of its employees, and no Target Group Company has experienced any such controversy, strike, slowdown or work stoppage during the preceding three (3) years;

(c)            (i) To Seller’s Knowledge, each of the Target Group Companies has at all times complied with all applicable Laws relating to the employment of labor, including those related to wages, hours, social insurance, welfare, collective bargaining and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority, and (ii) no written claims relating to any of the foregoing matters has been made by any employee, consultant, independent contractor or Governmental Authority. To Seller’s Knowledge, each of the Target Group Companies has withheld and paid in full to the appropriate Governmental Authority all amounts required by applicable Laws to be withheld from employees of such Target Group Company, including the withholding and payment of all individual income taxes and contributions to social insurance funds and housing funds payable by employees of such Target Group Company, and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing.

(d)            To Seller’s Knowledge, each of the Target Group Companies has paid in full to, or on behalf of, all its employees or adequately accrued for in accordance with applicable Law all wages, salaries, commissions, bonuses, benefits, social insurance funds, housing funds and other compensation due to or on behalf of such employees. To Seller’s Knowledge, there is no written Action with respect to payment of wages, salary, social insurance, welfare or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any Persons currently or formerly employed by any Target Group Company.

(e)            To Seller’s Knowledge, there is no charge or proceeding with respect to a violation of any occupational safety or health standard that has been asserted or is now pending or threatened with respect to any Target Group Company which has not been cured or otherwise resolved.

Section 3.20      Employees.

(a)            For purposes hereof, “Key Employee” means each current salaried employee, officer, director, consultant or agent of the Target Group Companies whose annual compensation exceeds (or, in 2022, expects to exceed) USD80,000. The Key Employees and other directors, officers, management employees and technical and professional employees of each of the Target Group Companies (the “Group Employees”) employed by any Target Group Company as of the date of this Agreement represent all employees necessary for the Group to operate its business in the ordinary course of business consistent with past practice. The Seller has made available to the Buyer true and correct copies of all Contracts, or details of any arrangements, with the Key Employees.

(b)            Except as set forth in the Employee Contracts, no Person is entitled to participate in any share incentive, share option, share trust, profit sharing, bonus or other incentive arrangement or any scheme entitling any Person to a bonus, commission or remuneration of any sort calculated by reference to turnover, profit, sales or performance of any Target Group Company.

(c)            No Target Group Company has received written notice of any material Liability of any Target Group Company which has been incurred (which remains undischarged) or claim which would involve material Liability of any Target Group Company and no material Liability or claim by or against any Target Group Company is anticipated by such Target Group Company, in each case, for: (a) any breach of any contract of employment, any consultancy agreement or engagement letter; (b) any contractual or statutory redundancy payments, protective awards, compensation for wrongful or unfair dismissal; (c) any failure to comply with any order for the reinstatement or re-engagement of any employee; (d) any discrimination on the grounds of sex, gender reassignment, being married or in a civil partnership, being pregnant or on maternity leave, race, disability, religion or belief, sexual orientation or age discrimination; or (e) any other Liability accruing from the employment or engagement of a Person or from the termination, suspension or variation of any contract of employment, consultancy agreement or engagement letter.

(d)            No Target Group Company has received written notice of any material Liability of any Target Group Company which has been incurred (which remains undischarged) or claim against any Target Group Company in respect of any accident or injury of any current or former Group Employee, consultant or agent of the Company.

(e)            To Seller’s Knowledge, there are no arrangements whether contractual or otherwise entitling any Group Employee to any redundancy, severance or other payments on termination of employment or loss of office (other than as required by applicable Laws).

Section 3.21      Information Technology.

(a)            For purposes of this Section 3.21, the following words and expressions have the following meanings:

(i)            “Business IT” means all Information Technology which is owned by the Target Group Companies and/or which is used in connection with the business of the Target Group Companies (excluding off-the-shelf business software in respect of which there exist commercially available alternatives that could be used by such the Target Group Companies); and

(ii)            “Information Technology” means computer systems, communication systems, software and hardware.

(b)            To Seller’s Knowledge, all of the Business IT which has been used by the Target Group Companies is owned by or validly licensed (on written terms) to the Target Group Companies.

(c)            To Seller’s Knowledge, there are and there have been, no performance reductions or breakdowns of any Information Technology which has resulted in any material disruption to the operations of any Target Group Company.

(d)            To Seller’s Knowledge, disaster recovery plans are in place and are adequate to ensure that the Business IT and the data stored on it (“Data”) can be replaced or substituted without material disruption to the Target Group Companies in the event of a failure of any part of the Business IT (whether due to natural disaster, power failure or otherwise). To Seller’s Knowledge, all Data has been regularly archived in properly stored, catalogued and secure hard copy form.

Section 3.22      Related Party Transactions. No Related Party of a Target Group Company: (i) has any material Contract with such Target Group Company; (ii) has any loan, agreement or Contract for or relating to Indebtedness of such Target Group Company; (iii) owns, has an interest in or leases any real property used in the business or operations of such Target Group Company; or (iv) provides any material goods or services to such Target Group Company.

Section 3.23      Taxes.

(a)            (i) All Tax Returns required to be filed by, on behalf of or with respect to each of the Target Group Companies have been duly and timely filed; (ii) all such Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws; (iii) all Taxes due in respect of the Target Group Companies (whether or not shown on any Tax Return) have been timely paid; (iv) no Target Group Company has waived any statute of limitations in respect of Taxes and no adjustment relating to such Tax Returns has been proposed formally or informally by any Governmental Authority; (vi) all transactions between the Seller, the Seller Shareholder (including their Affiliates but excluding Target Group Companies) and any Target Group Company and between any of the Target Group Companies have been conducted on an arm’s-length basis; (vii) there are no Tax liens on any assets of any Target Group Company; (viii) the Target Group Companies have each properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law; (ix) none of the Target Group Companies is doing business in, engaged in a trade or business in, or otherwise subject to taxation in, any jurisdiction in which it has not filed all required Tax Returns, and no notice or inquiry has been received from any jurisdiction in which Tax Returns have not been filed by any Target Group Company to the effect that the filing of Tax Returns may be required; and (x) none of the Target Group Companies has been at any time a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Tax has not expired.

(b)            To Seller’s Knowledge, no audit or other Tax Action by any Governmental Authority with respect to any Target Group Company is in progress or is threatened. No assessment of Tax has been proposed in writing against any Target Group Company or any of its properties or assets. No Target Group Company has received from any Governmental Authority (including jurisdictions where such Person has not filed Tax Returns) any (i) notice indicating an intent to open audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Authority against such Person.

(c)            To Seller’s Knowledge, the provisions for Taxes in the Financial Statements fully reflect all unpaid Taxes of the applicable Target Group Company, whether or not assessed or disputed as of the date of the applicable Financial Statements, respectively, in each case in accordance with the applicable Accounting Principles. The due and unpaid Taxes of any Target Group Company (i) did not, as of the date of the applicable Financial Statements, exceed the reserve for Tax Liability set forth on the face of such Financial Statements (and not in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Target Group Company in filing their Tax Returns.

(d)            No Target Group Company has ever been a member of a group filing a consolidated, joint, unitary, combined, or similar group Tax Return. No Target Group Company is a party to, nor does any Target Group Company have an obligation under, any Tax sharing agreement, Tax allocation agreement or similar contract or arrangement. No Target Group Company has any liability for the Taxes of any person, as a transferee or successor, by contract or otherwise.

(e)            None of the Target Group Companies has availed of or is enjoying any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order under applicable Law. To Seller’s Knowledge, no Target Group Company will be required to include material amounts in income, or exclude material items of deduction in any taxable period beginning after the Closing Date, as a result of (i) a change in method of accounting occurring on or prior to the Closing Date, (ii) agreement with any Governmental Authority executed on or prior to the Closing Date, or (iii) prepaid amount or deferred revenue received on or prior to the Closing Date. To Seller’s Knowledge, the transactions contemplated under this Agreement and the other Transaction Documents are not in violation of any applicable Law regarding Tax, and will not result in any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund being revoked, cancelled or terminated or trigger any Tax Liability for any Target Group Company.

(f)            No Target Group Company has entered into: (i) any transaction the sole or main purpose of which was the avoidance or deferral or reduction of Tax by such Person or any associated Person in violation of applicable Laws; or (ii) any transaction the object of which was the exclusion or reduction of the amount of any income, profits, gains, sales, supplies or imports made or enjoyed by such Person or any associated Person for any Tax purpose in violation of applicable Laws, or the creation or increase of the amount of any deduction, loss, allowance or credit claimed or intended to be claimed by such Person or any associated Person for any Tax purpose, that may be challenged, disallowed or investigated by any Governmental Authority.

(g)            The Target Group Companies have not, since inception, filed any entity classification election with the U.S. Internal Revenue Service.

Section 3.24      Insurance.

(a)            True and complete copies of all insurance policies owned or held by the Target Group Companies or for which any of the Target Group Companies is obligated to pay all or a part of the premiums have been made available to the Buyer prior to the Signing Date. There are no claims against any Target Group Company or otherwise relating to its business pending under any such insurance policies as to which coverage has been denied or disputed by the applicable insurer.

(b)            With respect to each such insurance policy: (i) to Seller’s Knowledge, the policy is in full force and effect and all premiums due and payable thereon have been paid; (ii) to Seller’s Knowledge, no Target Group Company is in breach or default (including any such material breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy; and (iii) no notice of cancellation or termination has been received.

Section 3.25      Solvency and No Winding-up. To Seller’s Knowledge, no Order has been made or Actions commenced or resolutions passed or steps taken by a Person for the winding-up or dissolution of or ending the corporate existence of the Seller, Seller Shareholder or Target Group Company. To Seller’s Knowledge, no circumstance which may reasonably be expected to result in such Order, Actions, resolutions or steps has arisen. No liquidator, receiver, custodian, sequestrator, manager or anyone in a similar capacity has been appointed in respect of the business or any asset of the Seller, Seller Shareholder or Target Group Company.

Section 3.26      Brokers. None of the Target Group Companies or the Buyer will be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the transactions contemplated hereby or under the other Transaction Documents based upon arrangements made by or on behalf of the Target Group Companies, the Seller or the Seller Shareholder.

Article IV
Representations and Warranties of Buyer

The Buyer hereby represents and warrants (and, in accordance with Section 13.3 below, any Buyer Designee shall be deemed to represent and warrant) to the Seller and the Seller Shareholder that the following are true and accurate, as of the Signing Date (or, with respect to any Buyer Designee, as of the date of the assignment by the Buyer to such Buyer Designee in accordance with Section 13.3) and as of the Closing Date.

Section 4.1      Organization, Qualification and Authority.

(a)            The Buyer is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all necessary power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Buyer is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its businesses makes such licensing or qualification necessary or desirable.

(b)            The execution and delivery of this Agreement and the other Transaction Documents, the performance by the Buyer of its obligations hereunder and thereunder and the consummation by the Buyer of the transactions contemplated hereby and thereby have been or, in the case of the Transaction Documents other than this Agreement, will be, prior to the execution thereof, duly authorized by all requisite action on the part of the Buyer. This Agreement has been and, upon execution, the other Transaction Documents to which it is a party will be, duly executed and delivered by the Buyer, and (assuming due authorization, execution and delivery by other parties hereto and thereto) this Agreement constitutes and the other Transaction Documents will constitute legal, valid and binding obligations of the Buyer, enforceable against it in accordance with their respective terms.

Section 4.2      No Conflict. The execution, delivery, and performance of this Agreement and the other Transaction Documents to which it is a party by the Buyer and the consummation of the transactions contemplated hereby and thereby will not: (a) violate or conflict with any provision of the memorandum and articles of association (or the equivalent Organizational Documents) of the Buyer; or (b) violate or conflict in any material respect with any Laws or any Order applicable to the Buyer or its business, assets, rights or properties.

Section 4.3      Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and the other Transaction Documents by the Buyer do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority.

Section 4.4      Brokers. Seller will not be responsible for any brokerage, finder’s or other fee or commission to any broker, finder or investment banker in connection with the Transaction based upon arrangements made by or on behalf of the Buyer.

Article V
Pre-Closing Covenants

Section 5.1      Required Approvals.

(a)            The Seller agrees to use commercially reasonable efforts to obtain the Required Approvals. Buyer hereby agrees to cooperate with Seller in all reasonable respects in connection with Seller’s efforts to obtain the Required Approvals.

(b)            In connection with obtaining any Required Approval, notwithstanding anything to the contrary in this Agreement, without the prior written consent of the Buyer, the Seller shall not, and shall not permit any Target Group Company or any Affiliate of the Seller or any Person under the Seller’s, Seller’s Affiliate’s or Target Group Company’s authority to, request, cause or approve any Target Group Company to, pay any fee, make any commitment or incur any Liability or other obligation, accelerate any obligation or defer any right (including making any prepayment of any loan or other obligation), or enter into, modify or terminate any Contract to, in favor of or with any Consent Party or any of its Affiliates or Representatives. The Seller shall bear any consent fees or other costs or expenses in connection with such Consent Party’s executing a consent, waiver or other action required to be obtained or taken in connection with the transactions contemplated hereby.

(c)            All reasonable and documented legal and administrative fees and expenses and other similar costs and expenses that may be incurred by any Target Group Company in connection with obtaining any Required Approvals and that are approved by Buyer (which approval shall not unreasonably conditioned, withheld or delayed) shall be borne by such Target Group Company.

(d)            Without limiting the generality of this Section 5.1, the Seller Shareholder shall provide copies to the Buyer of all consents, waivers and similar documentation to be provided to any Consent Party in connection with obtaining any Required Approvals prior to submitting such documentation to such Consent Party and shall not provide any written requests for consent or waiver unless the form of such consent is in form and substance reasonably satisfactory to the Buyer. The Seller Shareholder shall as promptly as reasonably practicable inform the Buyer of any material communication with any Consent Party in connection with obtaining the Required Approvals and permit the Buyer to participate in negotiations with any such Consent Party. All executed consents, waivers and other actions from any Consent Party pursuant to any Required Approvals shall not satisfy the closing condition with respect to such Required Approval unless such consents, waivers and other actions are in form and substance reasonably satisfactory to Buyer.

Section 5.2      Access and Information. With respect to each Target Group Company, from the date hereof until the Closing Date, the Seller shall, and shall cause their Affiliates to:

(a)            afford the Buyer reasonable access, during business hours and without causing unreasonable disruption to the Target Group Companies’ business, employees, or operations, to the assets, books and records (including Tax Returns), offices and other facilities and Representatives who have knowledge relating to such Acquired Interests and Target Group Companies, in each case, in order for the Buyer to have the opportunity to make such investigation and to make such copies of such information and data as the Buyer reasonably requires in connection with the transactions contemplated hereby or obtaining any Required Approvals;

(b)            promptly upon becoming available, provide the Buyer with periodic financial reports (including quarterly financial statements and monthly management accounts) prepared in the ordinary course in respect of the Target Group Companies;

(c)            promptly after learning of same, inform the Buyer in writing of (i) any events, circumstances, facts and occurrences arising subsequent to the Signing Date which could reasonably be expected to result in any breach by the Seller or Seller Shareholder of the Transaction Documents, provided that, for the avoidance of doubt, such notification shall not in any way prejudice the Buyer’s rights and remedies under the Transaction Documents in respect of such breach; and (ii) all other developments which could reasonably be expected to materially affect the assets, Liabilities, business, financial condition, operations, result of operations, client relationships, employee relations, projections or prospects of any Target Group Company; and

(d)            promptly inform the Buyer of any material written communications between any Governmental Authority and a Target Group Company or Seller or Seller Shareholder, including relating to any contemplated or pending claim, action, suit, proceeding or investigation by any Governmental Authority involving or relating to such Target Group Company or the transactions contemplated hereby.

Section 5.3      Conduct of Seller and Seller Shareholder Pending Closing. In respect of each Target Group Company, from the date hereof until the Closing (or, if earlier, the date on which this Agreement is terminated pursuant to Article XII) (the “Interim Period”), each of the Seller and the Seller Shareholder covenants and agrees that it shall use commercially reasonable efforts, and shall cause each applicable underlying Target Group Company to use commercially reasonable efforts, to continue to comply with its obligations under each Contract to which it is a party and not to, conduct the business of such Target Group Company other than in the ordinary course consistent with past practice and in accordance with all applicable Laws. Without limiting the generality of the foregoing, during the Interim Period, except (i) as expressly required by this Agreement or (ii) with the prior written consent of the Buyer (which shall not be unreasonably conditioned, withheld or delayed), each of the Seller and Seller Shareholder shall use its commercially reasonable efforts, and shall cause each Target Group Company to use its commercially reasonable efforts to:

(a)            (i) preserve intact its business organization, (ii) retain the services of its officers, employees and agents, (iii) continue in full force and effect without material modification all existing policies or binders of insurance currently maintained in respect of such Target Group Company and (iv) preserve its current relationships with distributors, suppliers and other persons with which it has established business relationships;

(b)            not knowingly engage in any practice, take any action, fail to take any action or enter into any transaction which causes or could reasonably be expected to cause any representation or warranty with respect to the Target Group Companies to be materially untrue or result in a material breach of any covenant made by the Seller or the Seller Shareholder in this Agreement;

(c)            take or permit any of the actions enumerated in Section 3.9; and

(d)            not make, change or revoke any Tax election, change any accounting period or method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment relating to the Target, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Taxes of the Target Group Companies or take any other similar action relating to the filing or the payment of any Tax.

Section 5.4      Compliance with Laws.

(a)            The Seller and Seller Shareholder shall procure that during the Interim Period:

(i)            none of the Target Group Companies, the Seller, the Cayman Seller, the Seller Shareholder or any Group Representatives will promise to make, or will cause to be made, in connection with the transactions contemplated hereby, any Payments (i) to or for the use or benefit of any Government Official; (ii) to any other person either for an advance or reimbursement, if it knows or has reason to know that any part of such Payment will be directly or indirectly given or paid by such other person, or will reimburse such other person for Payments previously made, to any Government Official; or (iii) to any other person or entity, to obtain or keep business or to secure some other improper advantage, the Payment of which would violate applicable Anti-Corruption Laws;

(ii)            all Target Group Companies will maintain complete and accurate books and records, including records of payments to any of their Representatives and Government Officials in accordance with international financial reporting standards. None of the Target Group Companies will directly or indirectly establish or maintain any fund or assets in which any Target Group Company has proprietary rights and which have not been recorded in the books and records of the relevant Target Group Company;

(iii)            the Target Group Companies will not use, directly or indirectly, any corporate funds to contribute to or finance the activities of any Sanctioned Person; and

(iv)            the Target Group Companies will not permit any Government Official to serve in any capacity within the Target Group Companies (including as a board member, employee, or Representative), without prior notice to and approval of the Buyer.

(b)            The Seller and Seller Shareholder (i) acknowledge that any compensation provided by the Buyer in connection with the transactions contemplated hereby is for the Seller, the Cayman Seller or Seller Shareholder’s sole benefit, and the Seller, the Cayman Seller and Seller Shareholder shall make no Payments to other Person on behalf of the Buyer, (ii) consent to the Buyer’s review of the Target Group Companies’ books and records, and (iii) agree to cooperate with any compliance audit or inquiry as the Buyer may reasonably request.

Section 5.5      Exclusivity. Prior to the earlier of (i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Article XII, the Seller and Seller Shareholder shall not, and shall not permit any of the Target Group Companies or any Affiliates or Representatives of the Seller, Cayman Seller, Seller Shareholder or any Target Group Company to, directly or indirectly, initiate, discuss or continue to discuss, approve, or enter into a transaction with, or provide any information to, any Person regarding any potential sale, assignment, transfer joint venture, recapitalization or other disposition (including of a beneficial or economic interest), whether directly or indirectly, by debt or equity, of any Acquired Interests or interests in any Target Group Company, other than the transactions with the Buyer and its Affiliates contemplated herein.

Section 5.6      PRC Transfer. As soon as practicable after the Signing Date, the Seller Shareholder shall procure the Da Niang PRC Company and the PRC Seller (i) to execute an equity transfer agreement (the “PRC Transfer Agreement”) pursuant to which the Da Niang PRC Company shall acquire equity interests corresponding to RMB980,000 in the registered capital of the New Da Niang Company from the PRC Seller for an aggregate cash consideration of RMB1.00 and on such other terms reasonably acceptable to the parties thereto (the “PRC Transfer”) and to promptly consummate the PRC Transfer thereafter; and (ii) to make any registration or filing with the relevant Governmental Authority of PRC in accordance with applicable Tax Law in respect of the PRC Transfer and pay the relevant Tax in such amount and at such time as required under the applicable Law. To the extent that the PRC Transfer is not completed before Closing, following the Closing, the Seller Shareholder shall procure the PRC Seller, and the Buyer shall procure the Da Niang PRC Company, to consummate the PRC Transfer and Tax filing and payment as soon as possible thereafter. For the avoidance of doubt, any Taxes arising out of the PRC Transfer shall be borne by the PRC Seller or its Affiliates (excluding the Target Group Companies and the Buyer Group).

Section 5.7      Termination of Related Party Transactions. Unless otherwise agreed by the Buyer, the Seller and the Seller Shareholder shall terminate, and cause each Target Group Company to terminate, all transactions (including, for the avoidance of doubt, any Intercompany Balances) between or among any Target Group Company, on the one hand, and any Related Party of such Target Group Company (except for any Related Party that is the Buyer or a Subsidiary of the Buyer), on the other hand, in each case, without any Liability to such Target Group Company pursuant to one or more termination agreements in form and substance reasonably satisfactory to the Buyer, which shall be effective as of or prior to the Closing with respect to such Target Group Company.

Section 5.8      Restructuring Arrangements. The Seller shall, and the Seller Shareholder shall procure the Seller and its relevant Affiliates and Target Group Companies, complete the shareholding restructuring as soon as reasonably practicable after the Signing Date (in any event before the Long Stop Date) in accordance with applicable Laws and the following requirements so that upon completion, the Seller will hold 100% issued and outstanding share capital of the New Target Company, and the New Target Company shall hold all the Acquired Interests (in the case of the HK Acquired Interests, indirectly via the New Cayman Sub), in each case, as shown in the structure chart set forth in Schedule F of this Agreement (the “Restructuring”):

(a)            the Seller shall acquire all of the outstanding share capital of the New Target Company from the then shareholder(s) of the New Target Company for nil consideration, and the New Target Company shall acquire all of the outstanding share capital of the New Cayman Sub from the then shareholder(s) of the New Cayman Sub for nil consideration;

(b)            the Seller shall transfer the HK Acquired Interests to the New Target Company at a consideration approved by the Buyer in exchange for issuance of one (1) ordinary share by the New Target Company, upon completion of which the New Target Company shall transfer the HK Acquired Interests to the New Cayman Sub at the same consideration, which in turn shall be settled by the New Cayman Sub issuing one (1) ordinary share to the New Target Company;

(c)            the Cayman Seller shall transfer the Cayman Target Company to the Seller at a consideration approved by the Buyer, which shall be settled by the Seller executing and delivering to the Cayman Seller a promissory note for a principal amount equal to the transfer price of this step; and

(d)            the Seller shall transfer the Cayman Target Company to the New Target Company at a consideration equal to the amount set forth in Section 5.8(c) in exchange for issuance of one (1) ordinary share by the New Target Company.

The Seller Shareholder and the Seller shall, and shall procure their respective relevant Affiliates to, pay or procure payment of any and all Taxes arising from or in connection with the Restructuring in accordance with applicable Laws, and shall provide the Buyer with evidence of the completion of the Restructuring and payment of Taxes. The Seller Shareholder and the Seller shall keep the Buyer reasonably informed of the progress of the Restructuring, and the Buyer shall be given reasonable opportunity to review and the Seller shall accept reasonable comments provided by the Buyer to any agreements to be entered into by the Target Group Companies and any documents or filings to be made in respect of payment of Taxes in completing the Restructuring.

Article VI
Additional Covenants

Section 6.1      Notices. From and after the Closing, the Seller Shareholder shall promptly forward to Buyer any material written correspondence or notices received by the Seller in respect of the applicable Target Group Companies.

Section 6.2      Access to and Retention of Records. Following the Closing, to the extent permitted by applicable Law, the Buyer agrees to provide (or cause its Affiliates to provide) the Seller Shareholder with, and the Seller Shareholder agrees to provide (or cause its Affiliates to provide) the Buyer with, access to all books and records and other documents related to the Target Group Companies, to the extent that such access is reasonably required to (i) prepare financial statements, regulatory filings or Tax returns in respect of periods ending on or prior to the Closing Date, or (ii) comply with the terms of this Agreement, any other Transaction Document, any applicable Law or request of any Governmental Authority; provided, however, that in no event shall a party hereto have access to any information that (A) based on advice of such other party’s counsel, or in such other party’s reasonable determination, would violate applicable Law or (B) in the reasonable judgment of such other party could violate any obligation of such other party or any of its Affiliates with respect to confidentiality. The Buyer agrees to (or to cause its Affiliates to), and the Seller Shareholder agrees to (or to cause its Affiliates to), retain and preserve all relevant books and records related to the Target Group Companies and all such other documents in its possession, in compliance with all applicable Law, for at least ten (10) years following the Closing Date.

Section 6.3      Transition. The Seller and Seller Shareholder shall:

(a)            cooperate in the orderly transition of the business and operation of the Target Group Companies in connection with the transactions contemplated by this Agreement and the other Transaction Documents; and

(b)            use its best efforts to advise the Buyer with respect to senior management positions of the Target Group Companies as the Buyer may reasonably request from time to time.

Section 6.4      Use of Name. The Seller undertakes to the Buyer (for itself and on behalf of the Target Group Companies) that it shall, and shall procure that each of its Affiliates shall, as soon as reasonably practicable after the Closing and in any event no later than sixty (60) Business Days after the Closing, at its sole expense:

(a)            discontinue and cease use of any of the trademarks, logos or designs owned or used by any Target Group Company as of the Closing Date or anything that is substantially or confusingly similar to any such trademark, logos or design, whether appearing on external documents, on buildings and sign posts, or on any other support or medium; and

(b)            change all legal, registered and trading names and logos of the Seller’s Affiliates (excluding the Seller Shareholder) to names that do not include any of the trademarks, logos or designs owned or used by any Target Group Company as of the Closing Date or anything that is substantially or confusingly similar to any such trademark, logos or design , including duly adopting all necessary corporate resolutions and submitting all necessary applications to the applicable Governmental Authorities in connection therewith.

Section 6.5      Confidentiality.

(a)            The Buyer shall not disclose, unless required or requested to disclose by applicable Law, any documents and information furnished to it or any of its Affiliates or any of its or its Affiliates’ respective Representatives (each such recipient, a “Recipient”) by or on behalf of the Seller in connection with the transactions contemplated by this Agreement (collectively, “Confidential Information”), except to the extent that such Confidential Information can be shown to have been:

(i)            previously known to such Recipient on a non-confidential basis;

(ii)            in the public domain (or come to be in the public domain after the date hereof) through no fault of Buyer or any Recipient;

(iii)            made available to the Buyer on a non-confidential basis directly by a Target Group Company (but only with respect to Confidential Information pertaining to such Target Group Company); or

(iv)            independently developed by a Recipient without such Recipient violating its obligation under this Section 6.5;

provided that, the Buyer may disclose Confidential Information (1) to its Affiliates and its and its Affiliates’ respective Representatives, including any consultants and legal and financial advisors, accountants, financing sources, co-investors, prospective transferees, insurance brokers and underwriters, and other representatives in connection with the transactions contemplated by this Agreement, and (2) as may be required by applicable Law, regulation, any legal, administrative or judicial process or proceeding (including in connection with any pre-trial discovery), or the rules of any securities exchange or inter-dealer quotation system on which the Buyer or any of its Affiliate’s securities are listed or quoted or similar legal process. Notwithstanding the foregoing, notice to the Seller shall not be required where disclosure is in connection with a routine audit or examination by, or a blanket documents request from, a regulatory or self-regulatory authority, bank examiner or auditor that does not reference the Seller or any Target Group Company.

(b)            Without the prior written consent of the other Parties hereto, no Party shall, and shall cause its respective Affiliates or Representatives not to, disclose the terms or status of this Agreement (including the Purchase Prices) or the transactions contemplated hereby, the Confidential Information made available to the Buyer, or the names of the Parties hereto, to any Person, except (and solely to the extent) disclosures of Confidential Information that are specifically permitted by Section 6.5(a). Notwithstanding the foregoing, prior to the Closing, the Buyer and the Seller Shareholder shall agree upon the form of a media release describing the transactions contemplated by this Agreement. The information contained in such media release may be used in subsequent filings, disclosure and releases that may be made by the Parties to this Agreement or their Affiliates or Representatives. The obligations of each Party under this Section 6.5(b) shall survive any termination of this Agreement and Closing.

(c)            The Buyer’s obligations in respect of Confidential Information related to a Target Company and its Target Company Subsidiary (if applicable) as set forth in this Section 6.5 (other than Section 6.5(c)) shall survive until the earlier to occur of: (i) the Closing Date and (ii) the one (1) year anniversary of the date on which this Agreement is terminated pursuant to Article XII.

(d)            For the avoidance of doubt, from and after the Closing Date, the Buyer’s obligations under Section 6.5(a) shall apply mutatis mutandis to the Seller, the Seller Shareholder and their respective Affiliates and Representatives as if the references to the Buyer therein shall refer to the Seller, the Seller Shareholder and their respective Affiliates and Representatives and vice versa, in each case, for the Confidential Information in respect of such Target Group Companies Transferred at the Closing Date. Such obligations shall survive for five (5) years after the Closing Date.

Section 6.6      Release and Discharge. Effective as of and contingent upon the Closing, to the fullest extent permitted by applicable Law, the Seller and Seller Shareholder, on behalf of itself and on behalf of its shareholders or members, as applicable, assigns and beneficiaries and, to the extent acting in a representative capacity, its creditors, directors, officers, managers, employees, investors, Affiliates, representatives (including any investment banking, legal or accounting firm retained by the Seller or Seller Shareholder, as applicable), successors and assigns of any of them, hereby releases, acquits, discharges and waives any and all claims, claims for relief, actions, rights, remedies, causes of actions, suits, debts, obligations, liabilities, demands, losses, damages, costs and expenses of any kind, character or nature whatsoever, known or unknown, fixed or contingent, which the Seller may now or in the future have or claim to have against any Target Group Company and its shareholders or members, as applicable, assigns and beneficiaries, creditors, directors, officers, managers, employees, investors, Affiliates, representatives (including any investment banking, legal or accounting firm retained by any of them), successors and assigns of any of them, Affiliates and predecessors, successors and assigns of any of them, arising out of or relating to any events, actions, omissions or transactions that occurred prior to Closing.

Section 6.7      Disclosure Schedule. As soon as practicable after the date hereof and in any event prior to the Closing, the Seller shall prepare a disclosure schedule to this Agreement, setting out, to the extent necessary, specific facts, events and circumstances that constitute exceptions to the representations and warranties of the Seller and the Seller Shareholder hereunder and such other information that is specifically required to be set forth therein hereunder (the “Disclosure Schedule”), it being agreed that, except with the Buyer’s prior written consent, the Disclosure Schedule may not contain any disclosure relating to facts, events or circumstances that did not exist or had not occurred as of the date of this Agreement.

Section 6.8      Further Assurances. From time to time, as and when requested by any Party hereto and at such requesting Party’s expense, any other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as such requesting Party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement and the other Transaction Documents.

Article VII
Conditions to Obligations of Seller

The obligation of the Seller and Seller Shareholder to consummate the transactions contemplated by this Agreement at the Closing are subject to the satisfaction (or waiver in writing by the Seller Shareholder) of each of the following conditions as of the Closing:

Section 7.1      Representations and Warranties. The Buyer Representations (without giving effect to any “material” or “material adverse effect” or other materiality qualifiers contained therein) shall be true and correct in all material respects as of the Signing Date and the Closing Date (except to the extent by their express provisions made as of another specified date, in which case such Buyer Representations shall be true and correct in all material respects as of such specified date).

Section 7.2      Performance. The Buyer shall have performed in all material respects each of the agreements, covenants and obligations to be performed or complied with by the Buyer at or prior to the Closing.

Section 7.3      Legal Proceedings.

(a)            No applicable Law shall prohibit or make illegal the consummation of the transactions contemplated hereby to be performed at the Closing.

(b)            There shall not have been instituted or pending any Action by any Governmental Authority challenging or seeking to make illegal or to restrain or prohibit the consummation of the transactions contemplated hereby to be performed at the Closing.

(c)            There shall not have been instituted or pending any Action by any Person (other than a Governmental Authority) filed in a court of competent jurisdiction or with an arbitration tribunal with proper jurisdiction over the subject matter of such arbitration proceeding seeking to restrain or prohibit the consummation of the transactions contemplated hereby to be performed at the Closing.

If the Seller Shareholder waives in writing any of the conditions set forth above in respect of the Closing, such condition shall be deemed to have been waived by the Seller Shareholder solely for purposes of the Closing, and such waiver shall not cure any breach of any representations, warranty, covenant or agreement of the Buyer hereunder, unless otherwise agreed in writing by the Seller Shareholder, and Buyer shall continue to perform the relevant obligations under such waived condition(s) (to the extent applicable) as soon as possible after Closing.

Article VIII
Conditions to Obligations of Buyer

The obligations of the Buyer to consummate the transactions contemplated by this Agreement at the Closing are subject to the satisfaction (or waiver in writing by the Buyer) of each of the following conditions as of the Closing:

Section 8.1      Representations and Warranties. (a) The Seller Fundamental Representations shall be true and correct in all respects as of the Signing Date and the Closing Date (except to the extent by their express provisions made as of another specified date, in which case such Seller Fundamental Representations shall be true and correct in all respects as of such specified date), and (b) the other Seller Representations (without giving effect to any “material” or “material adverse effect” or other materiality qualifiers contained therein) shall be true and correct in all material respects as of the Signing Date and the Closing Date (except to the extent by their express provisions made as of another specified date, in which case such Seller Representations shall be true and correct in all material respects as of such specified date).

Section 8.2      Performance. The Seller Shareholder and the Seller shall have performed in all material respects each of the agreements, covenants and obligations to be performed or complied with by the Seller Shareholder or the Seller, as applicable, at or prior to the Closing.

Section 8.3      Legal Proceedings.

(a)            No applicable Law shall prohibit or make illegal the consummation of the transactions contemplated hereby to be performed at the Closing.

(b)            There shall not have been instituted or pending any action or proceeding by any Governmental Authority challenging or seeking to make illegal or to restrain or prohibit the consummation of the transactions contemplated hereby to be performed at the Closing.

(c)            There shall not have been instituted or pending any action or proceeding by any Person (other than a Governmental Authority), filed in a court of competent jurisdiction or with an arbitration tribunal with proper jurisdiction over the subject matter of such arbitration proceeding seeking to restrain or prohibit consummation of the transactions contemplated hereby to be performed at the Closing.

Section 8.4      Certificate. The Seller Shareholder shall have furnished the Buyer with a certificate dated as of the Closing Date and signed by an authorized signatory of Seller Shareholder to the effect that the conditions set forth in Section 8.1, Section 8.2 and Section 8.5 (other than any such conditions that have been waived by the Buyer in writing) have been fully satisfied.

Section 8.5      Required Approvals. All Required Approvals have been obtained and shall be in full force and effect as of the Closing.

Section 8.6      Closing Deliverables. Each of the items listed in Schedule B shall have been delivered to the Buyer.

Section 8.7      Due Diligence. The Buyer shall have completed legal, financial, environmental, tax and other relevant due diligence in respect of the transactions contemplated hereunder and the results thereof shall be satisfactory to the Buyer.

Section 8.8      Completion of Restructuring. The Seller shall have, and the Seller Shareholder shall have procured the Seller and its relevant Affiliates to have, completed the Restructuring in accordance with Section 5.8.

Section 8.9      Disclosure Schedule. The Buyer shall have received from the Seller and the Seller Shareholder the Disclosure Schedule, duly executed by the Seller and the Seller Shareholder, and such Disclosure Schedule is in form and substance satisfactory to the Buyer.

Section 8.10      Waiver of Conditions. If the Buyer waives in writing any of the conditions set forth above in respect of the Closing, (i) such condition shall be deemed to have been waived by the Buyer solely for purposes of the Closing, (ii) such waiver shall not cure any breach of any representations, warranty, covenant or agreement of the Seller or Seller Shareholder hereunder, unless otherwise agreed in writing by the Buyer, and (iii) the Seller or Seller Shareholder shall continue to perform the relevant obligations under such waived condition(s) (to the extent applicable) as soon as possible after Closing.

Article IX
Survival

Section 9.1      Representations and Warranties. All representations and warranties made by Seller and Seller Shareholder under Article III herein, in any Transaction Document or in any certificate delivered at the Closing hereunder, and all rights to bring any claims of any Buyer Indemnitee in respect of any breach of representations or warranties contained in this Agreement or under Section 10.1(a), shall survive the Closing and shall expire on the date that is the first (1st) anniversary of the Closing Date; provided, however, that the Seller Fundamental Representations shall survive the Closing indefinitely.

Section 9.2      Timing of Claims. To the extent that notice of an indemnity claim under Article X or for a breach of a representation or warranty is properly given prior to the expiration time specified herein (if any), such indemnity claim or claim for breach of representation or warranty shall survive the time at which it would otherwise expire pursuant to this Article IX solely with respect to the matter in such notice until finally resolved in accordance with this Agreement.

Section 9.3      No Limit for Fraud or Intentional Misconduct. Notwithstanding anything to the contrary in this Agreement, the survival periods set forth in this Article IX that are not indefinite shall not apply to any claim made under this Agreement to the extent such claim arises out of the breaching or indemnifying Party’s fraud or intentional misconduct.

Article X
Certain Specific Claims

Section 10.1      Certain Specific Claims.

(a)            From and after the Closing and subject to the terms and conditions of this Article X, the Buyer, the Buyer’s Affiliates (including the New Target Company for which the Target Interests were Transferred at any Closing and its Subsidiaries), and their respective Representatives, successors and permitted assigns (collectively, the “Buyer Indemnitees”) each shall be indemnified by the Seller and the Seller Shareholder jointly and severally in respect of any and all Losses, whether or not involving a Third Party Claim suffered or incurred by any Buyer Indemnitee, to the extent resulting from any matter as set forth in Schedule G.

(b)            Losses After Closing. For the avoidance of doubt, nothing in this Agreement shall limit the right of any Buyer Indemnitee to be indemnified under this Section 10.1 or Section 11.2 for Losses incurred due to any event or circumstance occurring after the Closing, to the extent such event or circumstance resulted or arose from or was otherwise in connection with any breach by the Seller and/or Seller Shareholder of any representation, warranty, covenant or other agreement on or prior to the Closing.

Section 10.2      Claims for Indemnification. If any Buyer Indemnitee determines that it is entitled to indemnification pursuant to this Article X in respect of any Losses or receives any written notice from a third-party in respect of a claim that is indemnifiable hereunder other than with respect to claims for indemnification for Tax claims (such notice, a “Third Party Notice”), the Buyer shall promptly, and, in the case of a Third Party Notice, in no event later than ten (10) calendar days following its receipt of such Third Party Notice, give the Seller Shareholder notice of such claim (a “Notice of Claim”). Any such Notice of Claim shall set forth in reasonable detail the basis for such claim for indemnification and, to the extent specified or otherwise known, the amount of the claim. Notwithstanding the foregoing, the failure of the Buyer to provide notice to the Seller Shareholder in accordance with this Section 10.2 shall not release the Seller from its obligations under this Article X, except to the extent that the Seller is materially prejudiced by such failure. With respect to any indemnification sought by a Buyer Indemnitee that does not involve a Third Party Claim, if the Seller and/or Seller Shareholder (as applicable) do not notify such Buyer Indemnitee within thirty (30) days from its receipt of the Notice of Claim that the Seller and/or Seller Shareholder (as applicable) disputes such claim, the Seller and/or Seller Shareholder (as applicable) shall be deemed to have accepted and agreed with such claim. If the Seller and/or the Seller Shareholder disputes a claim for indemnification (including any Third Party Claim), the Seller Shareholder shall promptly give notice to such Buyer Indemnitee of such dispute, and such Buyer Indemnitee and the Seller and/or the Seller Shareholder (as applicable) shall proceed in good faith to negotiate a resolution to such dispute. If such Buyer Indemnitee and the Seller and/or the Seller Shareholder (as applicable) cannot resolve such dispute in thirty (30) days after delivery of the notice of dispute by the Seller Shareholder, such dispute shall be resolved by arbitration pursuant to Section 13.5.

Section 10.3      Procedure for Third Party Claims. If a Buyer Indemnitee receives written notice of any claim that gives rise to indemnification under this Article X, resulting from or arising out of any Action against such Buyer Indemnitee by a Person that is not a party hereto (such claim, excluding any claims related to Taxes, a “Third Party Claim”), such Buyer Indemnitee shall be entitled, in its absolute discretion, to take any such action as it may deem appropriate to avoid, dispute, resist, appeal or settle such Action, but it shall, so far as reasonably practicable, consult with the Seller prior to taking any such action.

Section 10.4      Treatment of Payments. Any indemnification payment for Losses hereunder shall be treated for Tax purposes as an adjustment to the Purchase Price for the applicable Target Companies to the extent such characterization is proper and permissible under relevant Tax Law.

Section 10.5      Buyer’s Knowledge. Neither the Buyer nor any Buyer Indemnitees shall bring a claim against the Seller and/or the Seller Shareholder for any breach of representations and warranties under Article III if the Buyer or its Representatives is aware of such breach prior to the date when the relevant representations or warranties were made. Notwithstanding the foregoing, Buyer’s knowledge shall not be deemed to include knowledge of the Founder or any other director, officer, employee, shareholder or other Representative of the Buyer and its Subsidiaries who is also a director, officer, employee, shareholder or other Representative of the Seller or its Affiliates (other than the Buyer and its Subsidiaries).

Article XI
Tax Matters

Section 11.1      Tax Filings and Payments for the Transaction. Each Party shall bear the cost of all Taxes in all jurisdictions where such Taxes are payable by it (or any of its Affiliates) in accordance with applicable Law as a result of the transactions contemplated by this Agreement and the other Transaction Documents. Without limitation to the foregoing:

(a)            The Seller, and the Seller Shareholder shall procure the Seller to, engage and authorize a professional tax advisor approved by the Buyer in writing, at the expense of the Seller (the “Qualified Tax Advisor”) to, and shall procure such advisor to, timely, duly and properly make with the relevant Governmental Authority in PRC (being the PRC Tax Authority to which such filings are to be made pursuant to applicable Law) (the “Relevant PRC Tax Authority”) the relevant Tax filings and disclosures that are required by the Indirect Transfer Guidance in connection with the Transaction (including, for the avoidance of doubt, the Restructuring), it being agreed that any such filings or disclosures shall reflect that the sale and purchase of the Target Interests are effected at an amount equal to the Purchase Price, and shall (x) provide draft filings to the Buyer for review reasonably in advance, incorporate any comments thereto by the Buyer, and permit the Buyer to make a joint filing with the Seller in respect of the Transaction (or to sign on the filing by the Seller) if the Buyer so elect, (y) allow one representative of the Buyer or its tax advisor to accompany the authorized professional tax advisor to the Relevant PRC Tax Authority’s offices to witness the submission of such Tax filings on behalf of the Seller, and (z) provide the Buyer with adequate evidence (as specified below in this Section 11.1(a)) that such Tax filings have been made in accordance with applicable Law as soon as reasonably practicable. The Seller agrees to, and the Seller Shareholder shall procure the Seller to, use commercially reasonable efforts to, after such Tax filing, promptly submit, or cause the Qualified Tax Advisor to submit, all documents subsequently requested by the Relevant PRC Tax Authority in connection with such Tax filing with a copy delivered to the Buyer simultaneously therewith, and each of the Seller and Seller Shareholder shall procure that the Qualified Tax Advisor gives regular updates to the Buyer as to the determination (and delivers to Buyer assessment notices issued by the Relevant PRC Tax Authority in connection with such determination) and payment status of any Taxes assessed by the Relevant PRC Tax Authority in connection with the Transaction. For purposes of this Section 11.1, the following shall be adequate evidence that a Tax filing has been made in respect of the Seller:

(i)            an acknowledgement or receipt in respect of the filing by or on behalf of the Seller issued by the Relevant PRC Tax Authority or the original signature of an official of the Relevant PRC Tax Authority on the duplicate of the filing documents submitted by or on behalf of the Seller; or

(ii)            an original written confirmation issued by the Qualified Tax Advisor and executed by an authorized signatory thereof, attaching a copy of the filing made and confirming that they have submitted the filing on behalf of the Seller with the Relevant PRC Tax Authority in accordance with this Section 11.1, and confirming that the Relevant PRC Tax Authority does not issue, and has not issued, any acknowledgement or receipt in respect of the filing.

(b)            The Seller and Seller Shareholder shall or shall cause the Qualified Tax Advisor to, on a monthly basis, follow up with the Relevant PRC Tax Authority on the Tax filings of the Seller, promptly respond to any requests by the Relevant PRC Tax Authorities for additional information or materials, and give regular (and in any event not less frequently than monthly) updates to the Buyer as to any development in the assessment of any Taxes by the Relevant PRC Tax Authority and the payment of any such Taxes so assessed. Without prejudice to the foregoing, if the Seller, Seller Shareholder or any of its Affiliates receives any notice or demand from any PRC Tax Authority in respect of the Transaction, the Seller or Seller Shareholder shall promptly provide a true and complete copy of such notice or demand to the Buyer.

(c)            To the extent that the Seller is determined by the Relevant PRC Tax Authority to be required by applicable Law to pay Taxes in connection with the Transaction, the Seller shall promptly pay such Taxes and shall provide Buyer, as soon as reasonably practicable, with evidence that such Taxes have been paid in the form of a receipt of payment issued by the Relevant PRC Tax Authority.

Section 11.2      Tax Indemnity.

(a)            From and after the Closing, each Buyer Indemnitee shall be indemnified by the Seller and Seller Shareholder jointly and severally in respect of any and all Losses whether or not involving a Third Party Claim suffered or incurred by any Buyer Indemnitee to the extent resulting from:

(i)            any Taxes of the Target Group Companies in respect of any Pre-Closing Tax Periods and the portion through the Closing Date of any taxable period that includes (but does not end on) the Closing Date; provided that (A) in the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes of the Target Group Companies based upon or measured by net income or gain which relate to the Pre-Closing Tax Period with respect to the Closing Date will be determined based on an interim closing of the books as of the close of business on the Closing Date, and (B) the amount of Taxes (other than Taxes of the Target Group Companies based upon or measured by net income or gain for a Straddle Period which relate to such Pre-Closing Tax Period) will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the portion of the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period;

(ii)            (A) any Taxes of any member of an affiliated, consolidated, combined, unitary or similar Tax group of which a Target Group Company is or was a member on or prior to the Closing Date or as a transferee or successor in respect of a transaction occurring on or before the Closing Date; (B) any Taxes of any person imposed on any Target Group Company for any period in respect of a transaction occurring on or before the Closing Date, by law, contract, or otherwise; and (C) any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts (whether written or not) to which a Target Group Company was obligated, or was a party, on or prior to the Closing Date; and

(iii)            any Loss suffered by the Buyer Indemnitees as a result of any breach of the obligations of the Seller or the Seller Shareholder under Section 11.1 or Section 5.8 or in respect of any Tax which may be charged or imposed by any Governmental Authority on the Target Group Companies or the Buyer in connection with the Restructuring, the Seller’s Transfer of the Target Interests of the New Target Company and/or the PRC Transfer.

(b)            Payments. In the event that the Seller and/or Seller Shareholder is liable under Section 11.2(a)(i) for any Taxes due in connection with any Tax Return filed after the Closing Date, the Seller and/or Seller Shareholder shall pay the amount of such liability to the relevant Governmental Authority within the earlier of (i) ten (10) Business Days after receipt of request for payment or (ii) three (3) Business Days prior to the due date for filing such Tax Return. The payment of any other amount due under Section 11.2(b) shall be made within the earlier of (i) ten (10) Business Days following the receipt of written notice that payment of such amounts to the appropriate Governmental Authority or other applicable Person is due or (ii) three (3) Business Days prior to the due date for the payment of such amount. All amounts required to be paid shall be paid in immediately available funds by wire transfer to the bank account designated by the requesting party. As soon as practicable after any payment of Taxes by the Seller and/or Seller Shareholder to a Governmental Authority pursuant to this Section 11.2(b), the Seller Shareholder shall deliver to the Buyer the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Buyer.

(c)            Tax Returns. The Seller and Seller Shareholder shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to each Target Group Company for taxable years or periods ending on or before the Closing Date that are filed after the Closing Date (“Pre-Closing Tax Returns”) in a manner consistent with past practice, except as otherwise required by applicable Law, and the Seller and Seller Shareholder shall pay all Taxes in respect of such Pre-Closing Tax Returns. No later than thirty (30) days prior to the due date for filing of a Pre-Closing Tax Return, the Seller Shareholder shall provide the Buyer with a copy of such Pre-Closing Tax Return. The Seller and Seller Shareholder shall make such changes to such Pre-Closing Tax Return as the Buyer may reasonably request, and shall not file such Pre-Closing Tax Return without the Buyer’s consent, which shall not be unreasonably withheld, conditioned or delayed. The Buyer shall prepare and file or cause to be filed all Tax Returns required to be filed by each Target Group Company other than Pre-Closing Tax Returns; provided, however, that no later than thirty (30) days prior to the due date for filing of a Tax Return in respect of Taxes for which the Seller or Seller Shareholder is partly responsible pursuant to this Agreement, the Buyer shall provide the Seller Shareholder with a copy of such Tax Return and shall make such changes to the portions of the Tax Return that relate to the Taxes for which the Seller or Seller Shareholder is responsible as the Seller Shareholder may reasonably request, and shall not file such Tax Return without the Seller Shareholder’s consent, which shall not be unreasonably withheld, conditioned or delayed.

(d)            Books and Records; Cooperation. Following the Closing, each Party shall (and shall cause their Affiliates to) (A) provide the other Party with such assistance as may be reasonably requested in connection with the preparation of any Tax Return, any audit or any examination by any taxing authority or judicial or administrative proceeding relating to Taxes with respect to each Target Group Company; (B) retain (and provide the other party with reasonable access to) all records or information which may be relevant to such Tax Return, audit, examination or proceeding until the expiration of the statute of limitations (including any extensions thereof) applicable to such taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (C) give to the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if such other Party so requests, the Party will allow the other Party to take possession of such books and records. Each Party shall cooperate fully, as and to the extent reasonably requested by another Party, in connection with any matters relating to Taxes. The Party requesting such cooperation will pay the reasonably out-of-pocket expenses of such other Party.

Article XII
Termination

Section 12.1      Termination. This Agreement may be terminated and the transactions contemplated by it abandoned at any time prior to the Closing:

(a)            by mutual written agreement by the Buyer and the Seller Shareholder; or

(b)            by either the Buyer or the Seller Shareholder, if the Closing has not occurred on or before the Long Stop Date; provided that, such right to terminate this Agreement shall not be available to a Party if such Party’s breach of this Agreement or other Transaction Document has been the cause of or resulted in the failure of the Closing to occur on or before the Long Stop Date; or

(c)            by either the Buyer or the Seller Shareholder, if any Order of any Governmental Authority of competent jurisdiction is entered enjoining the consummation of the Closing or generally the transactions contemplated hereunder and such Order has become final and non-appealable (including if any Governmental Authority has refused in writing to grant any antitrust approval); provided that, such right to terminate shall not be available to a Party if such Party’s breach of this Agreement or other Transaction Document has been the cause of or resulted in the issuance of such final and non-appealable Order; or

(d)            by the Buyer, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Seller or the Seller Shareholder set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied, and such breach is incapable of being cured or is not cured by the earlier of the date which is ten (10) Business Days after written notice thereof and the Long Stop Date (provided that, such right to terminate shall not be available to the Buyer if the Buyer is also in breach of any representation, warranty, covenant or agreement contained in this Agreement in a manner that would prevent the conditions set forth in Section 7.1 or Section 7.2 from being satisfied by the Long Stop Date); or

(e)            by the Seller Shareholder, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Buyer set forth in this Agreement shall have occurred that would cause the condition set forth in Section 7.1 or Section 7.2 not to be satisfied, and such breach is incapable of being cured or is not cured by the earlier of the date which is ten (10) Business Days after written notice thereof and the Long Stop Date (provided that, such right to terminate shall not be available to the Seller Shareholder if the Seller or the Seller Shareholder is also in breach of any representation, warranty, covenant or agreement contained in this Agreement in a manner that would prevent the conditions set forth in Section 8.1 or Section 8.2 from being satisfied by the Long Stop Date).

The Party desiring to terminate this Agreement pursuant to this Section 12.1 (other than pursuant to Section 12.1(a)) shall give written notice of such termination to the other Party.

Section 12.2      Effect of Termination. In the event of termination of this Agreement pursuant to Section 12.1, the provisions of this Agreement shall immediately become void and of no further force and effect (other than the provisions of Section 1.1 (Certain Defined Terms), Section 6.5 (Confidentiality), this Section 12.2 (Effect of Termination), and Article XIII (Miscellaneous), each of which shall survive the termination of this Agreement), and there shall be no liability on the part of any Party, or any of their respective Affiliates or Representatives, except for any breaches by such Party of the covenants or agreements in this Agreement or any willful breaches of the representations or warranties contained in Article III and Article IV of this Agreement at or prior to the time of such termination.

Article XIII
Miscellaneous

Section 13.1      Expenses. Except as otherwise specifically provided for herein, all fees, costs and expenses (including all fees of counsel, accountants, advisors, finders, and brokers retained by a Party) incurred in connection with this Agreement and the transactions contemplated hereunder shall be borne by the Party incurring the same. For the avoidance of doubt, any such fees, costs and expenses paid or payable by a Target Group Company shall be borne by the Seller.

Section 13.2      Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and received when delivered by hand or courier, when received by facsimile transmission, electronic mail or other electronic transmission, or three (3) Business Days after the date when posted by air mail, with postage prepaid, addressed as specified in Schedule E.

Section 13.3      Assignment. This Agreement and all of its provisions shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. This Agreement may not be assigned by any Party without the prior written consent of each of the other Parties hereto, except that the Buyer may assign all or a portion of its rights hereunder (including the right to acquire the Target Interests of the New Target Company) to one or more Affiliates of the Buyer (a “Buyer Designee”).

Section 13.4      Governing Law. This Agreement and the rights and duties of the Parties shall be governed by, and construed in accordance with, the Laws of the Hong Kong Special Administrative Region without giving effect to any choice of law rule.

Section 13.5      Dispute Resolution.

(a)            Any dispute (each, a “Dispute”) arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Administered Arbitration Rules  for the time being in force, which rules are deemed to be incorporated by reference in this clause. The seat of arbitration shall be Hong Kong. The arbitral proceedings shall be conducted in English. There shall be three (3) arbitrators. Each of the Buyer (on the one hand) and the Seller Shareholder (on the other hand) shall appoint one (1) arbitrator. The President of the Court of Arbitration of HKIAC shall, upon written request of any Party, appoint the third arbitrator.

(b)            The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(c)            The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive Laws of the Hong Kong Special Administrative Region, without regard to principles of conflict of laws thereunder, and shall not apply any other substantive Law.

(d)            During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

Section 13.6      Counterparts. This Agreement may be executed in multiple counterparts (including by means of facsimile or portable document format (.pdf) signature pages), any one of which need not contain the signatures of more than one Party, but all such counterparts taken together shall constitute one and the same instrument. This Agreement, to the extent signed and delivered by means of a facsimile machine, electronic mail or other electronic transmission, shall be treated in all respects as an original contract and shall have the same binding legal effects as if it were the original signed version thereof delivered in person.

Section 13.7      Specific Performance. Each of the Parties to this Agreement acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Seller in accordance with their specific terms or were otherwise breached by the Seller, that the Buyer may have no adequate remedy at law and that monetary damages may not be a sufficient remedy for any such failure or breach. Accordingly, the Buyer shall be entitled to specific performance of the terms of this Agreement, including, an injunction or injunctions to specifically enforce the terms and provisions hereof in any court of competent jurisdiction.

Section 13.8      Entire Agreement. This Agreement, including the Schedules and Exhibits hereto, and the other Transaction Documents, together with the other agreements, documents and certificates delivered pursuant to the terms of this Agreement and the other Transaction Documents contain the complete agreement among the Parties hereto and supersede any prior understandings, agreements and representations by or among the Parties, whether written or oral, which may have related to the subject matter hereof in any way.

Section 13.9      Amendment; Waiver. This Agreement may be amended only by a written instrument executed by the Seller Shareholder and the Buyer. Except as otherwise specifically contemplated by this Agreement, any failure of the Buyer to comply with any obligation, agreement or condition under this Agreement may only be waived in writing by the Seller Shareholder, and any such failure by the Seller or the Seller Shareholder may only be waived in writing by the Buyer, but any such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default, and no failure or delay to enforce, or partial enforcement of, any provision hereof shall operate as a waiver of such provision or of any other provision.

Section 13.10      Third Parties. Except for the right to indemnification of any Buyer Indemnitee pursuant to Article X and Article XI and the rights under this Agreement of any Buyer Designee, nothing in this Agreement, expressed or implied, is intended, or shall be construed, to confer upon or give to any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this Agreement. A Person who is not a party to this Agreement shall have no rights under the Contracts (Rights of Third Parties) Ordinance (Cap. 623) to enforce any term of this Agreement.

Section 13.11      Non-Recourse Persons. The Seller and Seller Shareholder acknowledges, agrees and undertakes to the Buyer for itself and as agent and trustee for each of its Affiliates from time to time that the Seller and its Affiliates have no rights against, and may not make any claim against (whether by the enforcement of any assessment, by any legal or equitable proceeding, or by virtue of any statute, regulation or applicable law), any current or future Affiliate of the Buyer or any current or future employee, director, manager, shareholder, limited or general partner, agent, officer or adviser of any member of the Buyer or its Affiliates or assignee thereof (collectively, the “Non-Recourse Persons”) in connection with this Agreement or any other instrument, agreement or document referred to herein or to be delivered hereunder or thereunder, and that any such claim shall only be made against the Buyer. In addition, and for the avoidance of doubt, it is expressly agreed and acknowledged by the Seller and Seller Shareholder that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Person, as such, for any obligation of the Buyer under this Agreement or any other instrument, agreement or document referred to herein or to be delivered hereunder or thereunder for any claim based on, in respect of or by reason of such obligations or their creation.

Section 13.12      Publicity. Except as may otherwise be required by applicable Law, no public statement (including by electronic mail transmission), press release or similar publicity release concerning this Agreement or the transactions contemplated by this Agreement shall be made by the Seller or Seller Shareholder without the prior written consent of the Buyer or by the Buyer without the prior written consent of Seller Shareholder.

Section 13.13      Resolution of Conflicts. The Parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other Transaction Document, or any other agreement, document or instrument contemplated hereby, this Agreement shall govern and prevail.

Section 13.14      No Presumption Regarding Drafting. Each Party hereto acknowledges that it has reviewed this Agreement prior to its execution and that changes were made to this Agreement based upon its comments. If any disputes arise with respect to the interpretation of any provision of this Agreement, the provision shall be deemed to have been drafted by all of the Parties and shall not be construed against any Party on the basis that the Party was responsible for drafting that provision.

Section 13.15      Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction, arbitral tribunal or other Governmental Authority to be invalid, void, or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement, acting by their duly authorized agents, as of the date first above written.

BUYER:

GREENTREE HOSPITALITY GROUP LTD.

By:	/s/ Dong Li
Name: Dong Li
Title: Chairperson of the Special Committee of Independent Directors

[GHG—Signature Page to Sale and Purchase Agreement]

IN WITNESS WHEREOF, the Parties have executed this Agreement, acting by their duly authorized agents, as of the date first above written.

SELLER:

BEIFU FORTUNE INDUSTRIAL CO., LTD.

By:	/s/ Yan Zhang
Name: Yan Zhang
Title: Director

SELLER SHAREHOLDER:

GREENTREE INNS HOTEL MANAGEMENT GROUP, INC.

By:	/s/ Alex Shuguang Xu
Name: Alex Shuguang Xu
Title: Director

[GHG—Signature Page to Sale and Purchase Agreement]